2001 Annual Report to Shareholders

ARS
P.E. 12/31/01

MAR 29 2002


02029030

eog resources INC

energy

opportunity

growth

Financial and Operating Highlights

(In millions, except per share data, unless otherwise indicated)	2001	2000	1999	1998	1997	1996
Net Operating Revenues, As Adjusted *	$ 1,655	$ 1,490	$ 794	$ 732	$ 784	$ 747
Income Before Interest and Taxes, As Adjusted *	$ 677	$ 695	$ 147	$ 81	$ 183	$ 204
Net Income Available to Common, As Adjusted *	$ 388	$ 386	$ 58	$ 43	$ 117	$ 140
Adjustments*	$ -	$ -	$ 511	$ 13	$ 5	$ -
Net Income Available to Common, As Reported	$ 388	$ 386	$ 569	$ 56	$ 122	$ 140
Discretionary Cash Flow Available to Common *	$ 1,162	$ 1,007	$ 466	$ 427	$ 492	$ 478
Exploration and Development Expenditures *	$ 1,113	$ 687	$ 428	$ 716	$ 619	$ 515
Wellhead Statistics						
Natural Gas Volumes (MMcf/d) *	921	908	892	915	871	830
Natural Gas Prices ($/Mcf) *	$ 3.81	$ 3.49	$ 2.01	$ 1.80	$ 2.11	$ 1.84
Crude Oil and Condensate Volumes (MBbls/d) *	25.8	27.5	19.4	19.6	17.6	16.8
Crude Oil and Condensate Prices ($/Bbl) *	$ 24.83	$ 29.57	$ 18.02	$ 12.65	$ 19.24	$ 20.70
Natural Gas Liquids Volumes (MBbls/d)	4.0	4.7	3.4	3.9	3.9	2.5
Natural Gas Liquids Prices ($/Bbl)	$ 16.89	$ 19.87	$ 12.24	$ 8.38	$ 12.17	$ 13.00
NYSE Price Range ($/Share)						
High	$ 55.50	$ 56.69	$ 25.38	$ 24.50	$ 27.00	$ 30.63
Low	$ 25.80	$ 13.69	$ 14.38	$ 11.75	$ 17.50	$ 22.38
Close	$ 39.11	$ 54.63	$ 17.56	$ 17.25	$ 21.19	$ 25.25
Cash Dividends Per Share	$ 0.155	$ 0.135	$ 0.120	$ 0.120	$ 0.120	$ 0.120
Average Shares Outstanding (Diluted)	117.5	119.1	141.6	154.6	158.2	161.5
Year-end Basic Shares Outstanding	115.1	116.8	119.0	153.4	155.1	159.8

* 1996 - 1999 adjusted to exclude India and China operations and certain non-recurring items

The Company

EOG Resources, Inc. (EOG) is one of the largest independent (non-integrated) oil and gas companies in the United States and is the operator of substantial proved reserves in the U.S., Canada and offshore Trinidad. EOG is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

Information regarding forward-looking statements is on page 19 of this annual report to shareholders.

2001 Highlights

- EOG reported net income available to common of $387.6 million, or $3.30 per share. This compares to 2000 net income available to common of $385.9 million, or $3.24 per share.
- For the combined two-year period of 2000-2001, EOG ranked in the top 20 performers for stock price appreciation in the S&P 500 Index.
- Return on common shareholders' equity was 28.4 percent for the year. For the five-year period, 1997-2001, the average return was 25.5 percent.
- As a response to market dynamics, EOG entered into natural gas price swaps and collar transactions, and to a lesser extent crude oil price swaps, realizing $62.1 million in cash.
- EOG replaced 201 percent of production from all sources at a finding cost of $1.36 per thousand cubic feet equivalent (Mcfe) compared to 152 percent in 2000.
- Reserves increased by 11 percent to 4,229 billion cubic feet equivalent (Bcfe).
- For the fourth consecutive year, EOG reduced the number of shares outstanding. After repurchasing 1.5 million shares of common stock, net of option exercises and other increases, EOG had 115.1 million basic shares outstanding as of December 31.
- EOG's debt-to-total capitalization ratio, one of the lowest in the industry, improved to 34 percent.
- During the first quarter, EOG increased the common stock dividend by 14 percent from $0.14 to $0.16 per share.

Our goal is to be the best – not necessarily the biggest – E&P company in North America.



Mark G. Papa
Chairman and Chief Executive Officer

With the horrific attacks on September 11, a broad industrial recession and a series of business aftershocks felt all the way to Wall Street, 2001 was a traumatic and tumultuous year for us all. The durability of the American spirit has been severely tested and this nation responded with compassion blended with tenacity. EOG salutes this country's courage!

For 2001, EOG is reporting strong annual financial results. Also, EOG methodically continued to position itself for outstanding long-term performance. Our long-standing goal is to be the **best** – not necessarily the biggest – independent exploration and production company in North America. We define **best** in terms of delivering the highest shareholder appreciation measured by shareholder returns.


Year-end Reserves (Bcfe)
2,606
3,478
3,610
3,821
4,229
1997*
1998*
1999
2000
2001
North America
Trinidad
* Adjusted to exclude deep Paleozoic reserves

EOG is the only exploration and production company to rank in the top 20 of the S&P 500 for total shareholder equity appreciation for the combined two-year period, 2000-2001.

Our second goal is to be the most profitable independent exploration and production company in terms of return on equity and return on capital employed. From 1996 to 2000, and again in 2001, these returns were substantially above the peer group average.

For 2001, EOG reported excellent net income available to common of $387.6 million or


Total Daily Production (MMcfe/d)
1,000
1,056
1,029
1,101
1,100
1997
1998
1999
2000
2001
Liquids
Natural Gas

$3.30 per share, compared with 2000 net income available to common of $385.9 million or $3.24 per share. At EOG, net income matters. It is our belief that net income and return on capital should be important determinants of stock price in the exploration and production sector, rather than just cash flow. We operate EOG based on that conviction.

EOG's 2001 operational highlights are as diversified as our nine divisions across North America and Trinidad. In West Texas, EOG advanced its horizontal Devonian drilling program where nine out of 12 wells were successful. In South Texas, we continued to focus on the Roleta trend and we made a significant wildcat discovery in the Wilcox trend. The Oklahoma City Division continued to build on its success in the Oklahoma Panhandle. EOG Resources Canada drilled more than 970 shallow natural gas wells, made two small, attractive acquisitions and is testing several frontier plays. In Trinidad, an ammonia plant that will be served with natural gas from EOG's U(a) block is on schedule for a 2002 start-up and several discoveries increased our reserves in the SECC block.



During 2001, EOG installed a platform and production facilities at our Trinidad Osprey field discovery. We expect to commence sales from this field during 2002.

Traditionally, EOG has added reserves through the drillbit rather than through acquisitions.



EOG's decentralized operating environment puts employees like this Oklahoma City group closer to the action. They are (front, left to right) Senior Landman Steve Ruiz and Associate Landman Lori Odom and (back, left to right) Division Exploitation Manager Glen Brown, Project Reservoir Engineer Tony Maranto and Geologic Specialist Gail Meyer.

Because EOG has traditionally added reserves through the drillbit rather than through acquisitions, we constantly monitor the North American supply and demand picture in maintaining an opportunistic strategy. That landscape is changing.

In response to the high natural gas prices at the beginning of 2001, the North American exploration and production industry responded with a massive capital infusion, drilling a record number of gas wells. However, the corresponding increase in production generated in the U.S. was miniscule. By our estimates, natural gas production grew less than one percent in 2001, while the amount of industry capital invested increased dramatically over 2000 levels. We project that total U.S. natural gas production will fall about three to four percent in 2002.

The U.S. faces an alarming decline in natural gas production from existing fields. In 2001, the decline rate was approximately 26 percent, up from 22 percent just two years earlier. For 2002, we are forecasting a 29 percent decline rate.


North America and Trinidad
Reserve Replacement
118%
317%
136%
152%
201%
1997** 1998** 1999* 2000 2001
* Excludes deep Paleozoic reserves
** Includes volumes related to a volumetric production payment


Debt-to-Total Capitalization Ratio
37%
47%
47%
38%
34%
1997
1998
1999
2000
2001

We view current natural gas prices in light of the worst U.S. industrial recession in 20 years. The lackluster economy and record levels of natural gas in storage are severely depressing natural gas prices, a scenario that we expect to see through mid-year. By that time, natural gas prices could gradually strengthen with truly meaningful tightening taking place in 2003 as the U.S. pulls out of the current recession and the impact of reduced drilling activity and the production decline is felt.

Given this scenario, what is EOG's strategy? Since North American natural gas continues to be our growth engine, we are trimming the ship for some choppy waters in the first half of 2002 while at the same time preparing for the strengthening of natural gas prices that we predict will follow. From 2003 through 2010, barring any major industrial recession, EOG expects the sustainable price of natural gas to be higher than its historical average.





EOG's operations are centered in North America ranging from West Texas to Canada. Midland Division employees (inset photo) Senior Production Foreman Dirk Ellyson and Lease Operator 3 Mike Huntington review well test results.

EOG has a passion for clean, simple, conservative financials.



Edmund P. Segner, III
President and Chief of Staff

EOG has partially hedged 2002 natural gas prices and is re-emphasizing operational cost efficiencies while targeting flat North American production growth.

EOG's debt-to-total capitalization ratio of 34 percent is well below our peer group average of approximately 50 percent. During 2001, EOG was one of the few companies in its peer group to reduce its debt-to-total capitalization ratio. We are well positioned with our low debt level and recognize there may be opportunities to utilize some of our balance sheet strength for appropriate acquisitions.

EOG spent $1.1 billion on capital expenditures in 2001, including approximately $170 million of acquisitions. For 2002, our capital expenditure budget of $600 to $750 million excludes acquisitions and factors in lower drilling costs, as well as a sharply focused exploration program. This should prove very productive. We expect 2002 capital expenditures to slightly exceed cash flow and debt may be allowed to increase modestly to allow for smaller acquisitions.

EOG also continues to emphasize the importance of per-share metrics. We are the only independent exploration and production company among our peer group to reduce its number of shares outstanding for five

Exploration & Development Expenditures *(Millions)*


$1,104
$600
$681
$423
$684
1997
1998
1999
2000
2001
North America
Trinidad


Year-end Basic Shares Outstanding
(Millions)
155
153
119
117
115
1997
1998
1999
2000
2001

consecutive years. In 2001, EOG repurchased 1.5 million shares, reducing basic shares outstanding to 115.1 million at December 31, 2001. We elected again not to participate in large acquisitions and mergers at the top of the market that would have required us to issue additional stock or greatly increase our debt.

As always, we consider our workforce of 960 men and women to be our greatest strength. Working together, we think they distinguish EOG from our peer group. EOG still very much favors the decentralized organizational structure in which we operate. Regionally focused, it is bottom line oriented and operationally autonomous, keeping EOG employees closer to the action. This gives us a competitive edge.

So what really matters at EOG?

We value honesty and integrity. We have a passion for clean, simple, conservative financials. We shy away from complex financial structures whether they are debt or merger related. We have no off-balance sheet special purpose vehicles and carry zero goodwill on our balance sheet. We think it is important to focus on cost efficiencies and rate of return on capital. Our game plan to grow EOG through the drillbit is simple and easy to understand. We think that is why EOG has achieved superior stock price performance over the last two years.

Our commitment to our shareholders in 2002 and beyond stands: EOG is committed to consistently delivering the highest shareholder appreciation of any independent exploration and production company in the United States.

In closing, we dedicate the 2001 EOG Resources, Inc. Annual Report to Shareholders in memory of Fred C. Ackman. Mr. Ackman, who served on our board of directors since the very beginning of EOG, passed away in 2001. We will miss Fred's wisdom, judgment and dedication.

Mark G. Papa
Chairman and Chief Executive Officer

Edmund P. Segner, III
President and Chief of Staff

March 11, 2002


The
people of
energy
opportunity
growth

Appalachia

Pittsburgh, Pennsylvania Division

- 2001 Production: 13.1 (MMcfe/d)
- 2001 Reserves: 225.9 (Bcfe)

Tyler, Texas Division

- 2001 Production: 151.1 (MMcfe/d)
- 2001 Reserves: 381.7 (Bcfe)

arthage

Mississippi
Salt Basin

orth Milton

Offshore Gulf
of Mexico

Trend

Houston, Texas/Offshore Division

- 2001 Production: 100.4 (MMcfe/d)
- 2001 Reserves: 130.9 (Bcfe)

Trinidad

- 2001 Production: 127.5 (MMcfe/d)
- 2001 Reserves: 1,223.7 (Bcfe)

U(a) block

SECC block

EOG Operations

Wapiti

Blackfoot

Sandhills

Canada

- 2001 Production: 139.4 (MMcfe/d)
- 2001 Reserves: 684.0 (Bcfe)

Big Piney

Oklahoma City, Oklahoma Division

- 2001 Production: 87.8 (MMcfe/d)
- 2001 Reserves: 178.1 (Bcfe)

Vernal

San Joaquin Basin

Denver, Colorado Division

- 2001 Production: 163.5 (MMcfe/d)
- 2001 Reserves: 670.4 (Bcfe)

Mid-Continent

Morrow Wolfcamp

Midland Basin

Red Hills

Midland, Texas Division

- 2001 Production: 155.1 (MMcfe/d)
- 2001 Reserves: 416.3 (Bcfe)

Devonian Trend

Wilcox Trend

Lobo Trend

Legend

- Areas of Operation
- Division Lines
- Division Headquarters
- Corporate Headquarters

Corpus Christi, Texas Division

- 2001 Production: 161.6 (MMcfe/d)
- 2001 Reserves: 318.3 (Bcfe)



Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following review of operations for each of the three years in the period ended December 31, 2001 should be read in conjunction with the consolidated financial statements of EOG Resources, Inc. ("EOG") and notes thereto beginning with page 22.

Results of Operations

Net Operating Revenues. Wellhead volume and price statistics for the specified years were as follows:

	Year Ended December 31,		
	2001	2000	1999
Natural Gas Volumes (MMcf/d)			
United States	**680**	654	654
Canada	**126**	129	115
Trinidad	**115**	125	123
India[1]	**-**	-	46
Total	**921**	908	938
Average Natural Gas Prices ($/Mcf)			
United States	**$ 4.26**	$ 3.96	$ 2.20
Canada	**3.78**	3.33	1.88
Trinidad	**1.22**	1.17	1.08
India[1]	**-**	-	2.09
Composite	**3.81**	3.49	2.01
Crude Oil and Condensate Volumes (MBbl/d)			
United States	**22.0**	22.8	14.4
Canada	**1.7**	2.1	2.6
Trinidad	**2.1**	2.6	2.4
India[1]	**-**	-	4.1
Total	**25.8**	27.5	23.5
Average Crude Oil and Condensate Prices ($/Bbl)			
United States	**$ 25.06**	$ 29.68	$ 18.55
Canada	**22.70**	27.76	16.77
Trinidad	**24.14**	30.14	16.21
India[1]	**-**	-	12.80
Composite	**24.83**	29.57	17.12
Natural Gas Liquids Volumes (MBbl/d)			
United States	**3.5**	4.0	2.6
Canada	**0.5**	0.7	0.8
Total	**4.0**	4.7	3.4

	Year Ended December 31,		
	2001	2000	1999
Average Natural Gas Liquids Prices ($/Bbl)			
United States	**$ 17.17**	$ 20.45	$ 13.41
Canada	**15.05**	16.75	8.23
Composite	**16.89**	19.87	12.24
Natural Gas Equivalent Volumes (MMcfe/d)			
United States	**833**	814	757
Canada	**139**	146	134
Trinidad	**128**	141	138
India[1]	**-**	-	70
Total	**1,100**	1,101	1,099
Total Bcfe Deliveries	**401**	403	401

(1) See Note 4 to the Consolidated Financial Statements regarding the Share Exchange Agreement with Enron Corp.

2001 compared to 2000. During 2001, net operating revenues increased $165 million to $1,655 million. Total wellhead revenues of $1,540 million increased by $49 million, or 3%, as compared to 2000.

Average wellhead natural gas prices for 2001 were approximately 9% higher than the comparable period in 2000, increasing net operating revenues by $110 million. Average wellhead crude oil and condensate prices were 16% lower, decreasing net operating revenues by $45 million. North America wellhead natural gas deliveries were approximately 3% higher than the comparable period in 2000. The increase in volumes was primarily due to increased production in the Midland and Pittsburgh divisions, partially offset by decreased production in the Denver and Corpus Christi divisions and the implementation of a production moderation strategy in late third quarter. Combined with reduced production in Trinidad, the overall natural gas production was 1% higher than the comparable period in 2000, increasing net operating revenues by $14 million. Wellhead crude oil and condensate volumes were 6% lower than in 2000, decreasing net operating revenues by $20 million. The decrease in wellhead crude oil and condensate volumes is primarily due to decreased deliveries worldwide. Natural gas liquids prices and deliveries were both approximately 15% lower than 2000, decreasing net operating revenues by $4 million and $5 million, respectively.

During 2001, EOG recognized mark-to-market gains on commodity contracts of $98 million, of which $62 million were realized gains.

Gains on sales of reserves and related assets and other, net totaled a gain of $1 million during 2001 compared to a gain of $9 million in 2000. The difference is due primarily to a $7 million gain on sales of certain North America properties in 2000.

Other marketing activities associated with sales and purchases of natural gas transactions increased net operating revenue by $16 million during 2001, compared to a $10 million reduction in 2000.

2000 compared to 1999. During 2000, net operating revenues increased $648 million to $1,490 million. Total wellhead revenues of $1,491 million increased by $641 million, or 75%, as compared to 1999.

Average wellhead natural gas prices for 2000 were approximately 74% higher than the comparable period in 1999, increasing net operating revenues by approximately $491 million. Average wellhead crude oil and condensate prices were up by 73%, increasing net operating revenues by $125 million. Wellhead natural gas volumes were approximately 3% lower than the comparable period in 1999, decreasing net operating revenues by nearly $20 million. The decrease in wellhead natural gas volumes is primarily due to the transfer of producing properties in connection with the Share Exchange described in Note 4 to the Consolidated Financial Statements, partially offset by increased deliveries in Canada and Trinidad. Wellhead crude oil and condensate volumes were 17% higher than in 1999, increasing net operating revenues by $26 million. The increase in wellhead crude oil and condensate volumes is primarily due to increased deliveries in the United States and Trinidad, partially offset by the transfer of producing properties in the Share Exchange and decreased deliveries in Canada. Natural gas liquids prices and deliveries were approximately 62% and 39% higher than 1999, increasing net operating revenues by $13 million and $6 million, respectively.

Gains (losses) on sales of reserves and related assets and other, net totaled a gain of $9 million during 2000 compared to a loss of nearly $1 million in 1999. The difference is due primarily to a $7 million gain on sales of certain North America properties in 2000.

Other marketing activities associated with sales and purchases of natural gas transactions decreased net operating revenues by $10 million during 2000, compared to a $7 million reduction in 1999.

Operating Expenses

2001 compared to 2000. During 2001, operating expenses of $980 million, which includes $19 million of charges related to the Enron bankruptcies, were approximately $187 million higher than the $793 million incurred in 2000.

Lease and well expenses increased $35 million to $175 million primarily due to higher production costs, continually expanding operations and increases in production activity in North America. Exploration expenses of $67 million remained essentially flat compared to 2000. Dry hole expenses of $71 million increased $54 million from 2000. Impairments increased $33 million to $79 million primarily as a result of write-down of assets in the United States. Depreciation, depletion and amortization ("DD&A") expense increased $33 million to $392 million primarily due to increased DD&A rates. General and administrative ("G&A") expenses increased $13 million primarily due to expanded operations. Taxes other than income remained approximately the same as compared to 2000.

Total operating costs per unit of production, which include lease and well, DD&A, G&A, taxes other than income and interest expense, increased 9% to $1.97 per Mcfe in 2001 from $1.80 in 2000. This increase is primarily due to higher per unit rates of lease and well, DD&A and G&A expenses, partially offset by a lower per unit rate of interest expense.

During the fourth quarter of 2001, EOG recorded charges associated with Enron Corp. bankruptcy of $19 million, of which $17 million were related to 2001 and 2002 natural gas and oil derivative contracts.

Interest Expense. The decrease in net interest expense of $16 million for 2001 as compared to 2000 is primarily due to lower long-term debt levels during the year.

2000 compared to 1999. During 2000, operating expenses of $793 million were approximately $31 million lower than the $824 million incurred in 1999.

Lease and well expenses increased $9 million to $141 million primarily due to continually expanding operations and increases in production activity in North America. Exploration expenses of $67 million and dry hole expenses of $17 million increased $14 million and $5 million, respectively, from 1999 due to increased exploratory drilling activities. Impairments decreased $115 million to $46 million primarily due to charges of $15 million pursuant to a change in EOG's strategy related to certain offshore operations in the second quarter of 1999, the impairment of various North America properties in the fourth quarter of 1999, and non-recurring charges of $114 million related primarily to assets determined no longer central to EOG's business in the third quarter of 1999. DD&A expense increased $30 million primarily due to increased DD&A rates. G&A expenses decreased $16 million primarily due to non-recurring costs in 1999 of $14 million related to the Share Exchange, the potential sale of EOG and personnel expenses partially offset by savings resulting from the discontinuance of the India and China operations as a result of the Share Exchange. Taxes other than income increased $42 million reflecting higher state severance taxes associated with higher taxable wellhead revenues resulting from higher average prices.

Total operating costs per unit of production, which include lease and well, DD&A, G&A, taxes other than income and interest expense, increased 10% to $1.80 Mcfe in 2000 from $1.64 in 1999. This increase is primarily due to higher per unit rates of lease and well, DD&A and taxes other than income, partially offset by a lower per unit rate of G&A expenses. Excluding the aforementioned 1999 charges of $14 million in G&A expenses, the per unit operating costs for EOG were $1.60 per Mcfe in 1999. The per unit operating costs in 2000 of $1.80 was $.20 higher than the adjusted per unit operating costs of 1999, primarily due to higher per unit rates of lease and well, DD&A and taxes other than income.

Other Income (Expense). Other income of $611 million for 1999 included a $575 million net gain from the Share Exchange, a $59.6 million gain on the sale of 3.2 million options owned by EOG to purchase Enron Corp. common stock, and a $19.4 million charge for estimated exit costs related to EOG's decision to dispose of certain international assets.

Income Taxes. Income tax provision increased approximately $238 million for 2000 as compared to 1999 as a result of a higher pre-tax income year to year after removing the non-taxable gain on the Share Exchange in 1999.

Capital Resources and Liquidity

Cash Flow. The primary sources of cash for EOG during the three-year period ended December 31, 2001 included cash generated from operations, including realized gains from mark-to-market commodity derivative contracts, proceeds from the sales of other assets, selected oil and gas reserves and related assets and funds from new borrowings and proceeds from equity offerings. Primary cash outflows included funds used in operations, exploration and development expenditures, common stock repurchases, dividends paid to EOG shareholders, repayments of debt and cash contributed to transferred subsidiaries in the Share Exchange.

Net operating cash flows of $1,197 million in 2001 increased approximately $230 million as compared to 2000 primarily due to higher net operating revenues resulting from higher natural gas prices, net of increased cash operating expenses, and lower current income taxes, partially offset by a lower tax benefit from stock options exercised. Changes in working capital and other liabilities increased operating cash flows by $75 million as compared to 2000 primarily due to changes in accounts receivable, accrued royalties payable and accrued production taxes caused by fluctuation of commodity prices at each yearend. Net investing cash outflows of $1,088 million in 2001 increased by $421 million as compared to 2000 due primarily to increased exploration and development expenditures of $426 million (including producing property acquisitions) and decreased proceeds from sales of reserves and related assets, partially offset by decreased equity investments. Changes in components of working capital associated with investing activities included changes in accounts payable associated with the accrual of exploration and development expenditures and changes in inventories which represent materials and equipment used in drilling and related activities. Cash used in financing activities in 2001 was $127 million as compared to $305 million in 2000. Financing activities in 2001 included repayments of debt of $4 million, common stock repurchases of $127 million and dividend payments of $29 million, partially offset by proceeds from sales of treasury stock of $31 million.

Net operating cash flows of $967 million in 2000 increased approximately $524 million as compared to 1999 due to higher net operating revenues resulting from higher prices, net of cash operating expenses, and higher tax benefits from stock options exercised partially offset by higher current income taxes. Changes in working capital and other liabilities decreased operating cash flows by $16 million as compared to 1999 primarily due to changes in accounts receivable, accrued royalties payable and accrued production taxes caused by fluctuation of commodity prices at each yearend. Net investing cash outflows of $667 million in 2000 increased by $304 million as compared to 1999 due primarily to increased exploration and development expenditures of $226 million (including producing property acquisitions), increased equity investments, and the non-recurrence of proceeds from sales of Enron Corp. options in 1999, partially offset by increased proceeds from sales of reserves and related assets. Changes in components of working capital associated with investing activities included changes in accounts payable associated with the accrual of exploration and development expenditures and changes in inventories which represent materials and equipment used in drilling and related activities. Cash used in financing activities in 2000 was $305 million as compared to $62 million in 1999. Financing activities in 2000 included repayments of debt of $131 million, common stock repurchases of $273 million and dividend payments of $26 million, partially offset by proceeds from sales of treasury stock of $127 million.

Discretionary cash flow available to common, a frequently used measure of performance for exploration and production companies, is generally derived by adjusting net income to include tax benefits on stock options exercised and to eliminate the effects of depreciation, depletion and amortization, impairments, deferred income taxes, gains on sales of oil and gas reserves and related assets, certain other non-cash amounts, except for amortization of deferred revenue and exploration and dry hole costs. EOG generated discretionary cash flow available to common of approximately $1,162 million in 2001, $1,007 million in 2000, $477 million in 1999. Discretionary cash flow available to common should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

Exploration and Development Expenditures. The table below sets out components of exploration and development expenditures for the years ended December 31, 2001, 2000 and 1999, along with the total budgeted for 2002, excluding acquisitions.

Expenditure Category (In Millions)	Actual			1999 Excluding India and China Operations[1]	Budgeted 2002 (excluding acquisitions)
	2001	2000	1999		
Capital					
Drilling and Facilities	$ 722	$ 443	$ 319	$ 293	
Leasehold Acquisitions	76	51	21	21	
Producing Property Acquisitions	168	102	45	43	
Capitalized Interest	9	7	11	8	
Subtotal	975	603	396	365	
Exploration Costs	67	67	53	51	
Dry Hole Costs	71	17	12	12	
Subtotal	1,113	687	461	428	
Deferred Income Taxes	50	23	-	-	
Total	$ 1,163	$ 710	$ 461	$ 428	$600 - $750

(1) See Note 4 to Consolidated Financial Statements.

Total exploration and development expenditures increased $453 million in 2001 as compared to 2000 primarily due to increased exploration and development activities in North America and Trinidad, and acquisitions of oil and gas properties in North America.

Derivative Transactions. During 2001, EOG recognized mark-to-market gains on commodity derivative contracts of $98 million, of which $62 million were realized gains (see Note 12 to the Consolidated Financial Statements).

The following is a summary of EOG's price swap and physical contract positions at February 20, 2002:

(a) 2002 Price Swap Positions

- Natural Gas Price Swaps - Tabulated below is a summary of EOG's 2002 natural gas price swap positions. EOG accounts for these swap contracts under mark-to-market accounting.

2002	Average Price ($/MMBtu)	Volume (MMBtu/d)
January (closed)	$ 3.21	140,000
February (closed)	$ 3.13	190,000
March	$ 3.13	140,000
April and May	$ 2.68	290,000
June	$ 2.76	200,000
July through December	$ 3.26	100,000

- Crude Oil Price Swaps - Notional volumes of two thousand barrels of oil per day for the period March 2002 to December 2002 at an average price of $21.50 per barrel. EOG accounts for these swap contracts under mark-to-market accounting.

(b) 2002 Natural Gas Physical Contracts

EOG had 2002 natural gas physical contracts for 95,000 MMBtu/d at an average price of $3.03 per MMBtu for January and February 2002 in the U.S. and approximately 24,000 MMBtud at an average price of US$3.35 per MMBtu for the period January through December 2002 in Canada.

Financing. EOG's long-term debt-to-total-capitalization ratio was 34% as of December 31, 2001 compared to 38% as of December 31, 2000.

During 2001, total long-term debt decreased slightly to $856 million primarily due to higher cash flow from operations primarily resulting from slightly higher natural gas prices, partially offset by additions to oil and gas properties and significant share repurchases of common stock (see Note 2 to the Consolidated Financial Statements). The estimated fair value of EOG's long-term debt at December 31, 2001 and 2000 was $838 million and $831 million, respectively, based upon quoted market prices and, where such prices were not available, upon interest rates currently available to EOG at yearend. EOG's debt is primarily at fixed interest rates. At December 31, 2001, a 1% change in interest rates would result in a $47 million change in the estimated fair value of the fixed rate obligations (see Note 12 to the Consolidated Financial Statements).

The following table summarizes EOG's contractual obligations at December 31, 2001 (in thousands):

Contractual Obligations[1]	Total	2002	2003 - 2005	2006 - 2007	2008 & beyond
Long-Term Debt	$ 855,969	$ -	$ 195,147	$ 226,870	$ 433,952
Non-cancelable Operating Leases	32,779	7,773	18,896	6,110	-
Drilling Rig Commitments	28,234	24,711	3,523	-	-
Transportation Service Commitments[2]	49,473	16,377	17,541	10,427	5,128
Total Contractual Obligations	$ 966,455	$ 48,861	$ 235,107	$ 243,407	$ 439,080

(1) See Notes 2 and 7 to Consolidated Financial Statements.

(2) Amounts shown are based on current transportation rates and foreign currency exchange rate at December 31, 2001. Management does not believe that any future changes in these rates before the expiration dates of these commitments will have a materially adverse effect on the financial condition or results of operations of EOG.

Shelf Registration. During the third quarter of 2000, EOG filed a shelf registration statement for the offer and sale from time to time of up to $600 million of EOG debt securities, preferred stock and/or common stock. The registration statement was declared effective by the Securities and Exchange Commission on October 27, 2000. As of February 20, 2002, EOG had sold no securities pursuant to this shelf registration. When combined with the unused portion of a previously filed registration statement declared effective in January 1998, these registration statements provide for the offer and sale from time to time of EOG debt securities, preferred stock and/or common stock by EOG in an aggregate amount up to $688 million.

Outlook. Natural gas prices historically have been volatile, and this volatility is expected to continue. Uncertainty continues to exist as to the direction of future North America natural gas and crude oil price trends, and there remains a rather wide divergence in the opinions held by some in the industry. This divergence in opinion is caused by various factors including the current industrial recession and economic downturn, improvements in the technology used in drilling and completing crude oil and natural gas wells, improvements being realized in the availability and utilization of natural gas storage capacity and warmer weather experienced in the latter part of 2001. However, the increasing recognition of natural gas as a more environmentally friendly source of energy along with the availability of significant domestically sourced supplies should result in increases in demand. Being primarily a natural gas producer, EOG is more significantly impacted by changes in natural gas prices than by changes in crude oil and condensate prices. At December 31, 2001, based on EOG's tax position and the portion of EOG's anticipated natural gas volumes for 2002 for which prices have not, in effect, been hedged using NYMEX-related commodity market transactions and long-term marketing contracts, EOG's price sensitivity for each $0.10 per Mcf change in average wellhead natural gas prices is $15 million (or $0.13 per share) for net income and $23 million for current operating cash flow. EOG is not impacted as significantly by changing crude oil prices for those volumes not otherwise hedged. EOG's price sensitivity for each $1.00 per barrel change in average wellhead crude oil prices is $5 million (or $0.04 per share) for net income and $8 million for current operating cash flow.

EOG plans to continue to focus a substantial portion of its exploration and development expenditures in its major producing areas in North America. However, in order to diversify its overall asset portfolio and as a result of its overall success realized in Trinidad, EOG anticipates expending a portion of its available funds in the further development of opportunities outside North America. In addition, EOG expects to conduct limited exploratory activity in other areas outside of North America and will continue to evaluate the potential for involvement in other exploitation type opportunities. Budgeted 2002 exploration and development expenditures, excluding acquisitions, are in the range of $600 - $750 million, addressing the continuing uncertainty with regard to the future of the North America natural gas and crude oil and condensate price environment. Budgeted expenditures for 2002 are structured to maintain the flexibility necessary under EOG's continuing strategy of funding North America exploration, exploitation, development and acquisition activities primarily from available internally generated cash flow.

The level of exploration and development expenditures may vary in 2002 and will vary in future periods depending on energy market conditions and other related economic factors. Based upon existing economic and market conditions, EOG believes net operating cash flow and available financing alternatives in 2002 will be sufficient to fund its net investing cash requirements for the year. However, EOG has significant flexibility with respect to its financing alternatives and adjustment of its exploration, exploitation, development and acquisition expenditure plans if circumstances warrant. While EOG has certain continuing commitments associated with expenditure plans related to operations in Trinidad, such commitments are not anticipated to be material when considered in relation to the total financial capacity of EOG.

Environmental Regulations. Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to protection of the environment, may affect EOG's operations and costs as a result of their effect on natural gas and crude oil exploration, exploitation, development and production operations. In addition, EOG has acquired certain oil and gas properties from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes were not under EOG's control. Under environmental laws and regulations, EOG could be required to remove or remediate wastes disposed of or released by prior owners or operators. EOG also has acquired or merged with companies that own and operate oil and gas properties. Any obligations or liabilities of these companies under environmental laws would continue as liabilities of the acquired company, or of EOG in the event of a merger, even if the obligations or liabilities resulted from actions that took place before the acquisition or merger. Compliance with such laws and regulations has not had a material adverse effect on EOG's operations or financial condition. It is not anticipated, based on current laws and regulations, that EOG will be required in the near future to expend amounts that are material in relation to its total exploration and development expenditure program by reason of environmental laws and regulations. However, inasmuch as such laws and regulations are frequently changed, EOG is unable to predict the ultimate cost of compliance.

EOG also could incur costs related to the clean up of sites to which it sent regulated substances for disposal and for damages to natural resources or other claims related to releases of regulated substances at such sites. In this regard, EOG has been named as a potentially responsible party in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act and may be named as a potentially responsible party in other similar proceedings in the future. It is not anticipated that the costs incurred by EOG in connection with the presently pending proceedings will, individually or in the aggregate, have a materially adverse effect on the financial condition or results of operations of EOG.

Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements of EOG, a Delaware corporation, include the accounts of all domestic and foreign subsidiaries. Investments in unconsolidated affiliates, in which EOG is able to exercise significant influence, are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior period financial statements to conform with the current presentation. Beginning 2001, the "Impairment of Unproved Oil and Gas Properties" caption on the Consolidated Statements of Income was renamed "Impairments" to include the impairment loss of long-lived assets as described in Statement of Financial Accounting Standards ("SFAS") No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121 Impairments"). As a result, EOG reclassified all prior periods to reflect such SFAS 121 Impairments in Impairments, instead of Depreciation, Depletion and Amortization ("DD&A") as previously reported. SFAS 121 Impairments reclassified from DD&A to Impairments were $11 million and $133 million for 2000 and 1999, respectively.

Financial Instruments. EOG's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt. The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value (see Note 2 "Long-Term Debt" for fair value of long-term debt).

Cash and Cash Equivalents. EOG records as cash equivalents all highly liquid short-term investments with original maturities of three months or less.

Oil and Gas Operations. EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting.

Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with significant acquisition costs are assessed quarterly on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. If proved commercial reserves are not discovered, such drilling costs are expensed. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. Estimated future dismantlement, restoration and abandonment costs (classified as long-term liabilities), net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

Periodically, or when circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices and operating costs and anticipated production from proved reserves are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Inventories, consisting primarily of tubular goods and well equipment held for use in the exploration for, and development and production of natural gas and crude oil reserves, are carried at cost with adjustments made from time to time to recognize any reductions in value.

Natural gas revenues are recorded when production is delivered. EOG natural gas revenues are recorded on the entitlement method based on EOG's percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold may differ from an owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable when overproduction occurs.

Gains and losses associated with the sale of in place natural gas and crude oil reserves and related assets are classified as net operating revenues in the consolidated statements of income and comprehensive income based on EOG's strategy of continuing such sales in order to maximize the economic value of its assets.

New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133--"Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999. SFAS No. 133, as amended by SFAS No. 137 and No. 138, cannot be applied retroactively. EOG adopted SFAS No. 133, as amended, on January 1, 2001 for the accounting periods which begin thereafter. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements.

In June 2001, the FASB issued SFAS No. 143--"Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No.143 requires entities to record the fair value of a liability for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement. This statement will impact how EOG accounts for its abandonment liability related to its oil and gas wells. EOG is currently evaluating the effect of adopting SFAS No. 143 on its financial statements and has not yet determined the timing of adoption.

In August 2001, the FASB issued SFAS No. 144--"Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. SFAS No. 144, which supersedes SFAS No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. In addition, SFAS No. 144, which also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30--"Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. EOG adopted the provisions of SFAS No. 144 on January 1, 2002. This statement will impact how EOG tests for long-lived asset impairments. EOG does not expect the impact of SFAS No. 144 to have a material effect on its financial position or results of operations.

Accounting for Price Risk Management Activities. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and costless collars, as the means to manage this price risk. EOG adopted SFAS No. 133--"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, on January 1, 2001 for the accounting periods which begin thereafter. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of income and requires a company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements. During 2001, EOG elected not to designate any of its price risk management activities as accounting hedges under SFAS No. 133, and accordingly, accounted for them using the mark-to-market accounting method. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. The gains or losses are recorded in Mark-to-market Gains (Losses) on Commodity Derivative Contracts in the Net Operating Revenues section of the Consolidated Statements of Income. The related cash flow impact is reflected as cash flows from operating activities in the Consolidated Statements of Cash Flows (see Note 12 "Prices and Interest Rate Risk Management Activities").

Capitalized Interest Costs. Certain interest costs have been capitalized as a part of the historical cost of unproved oil and gas properties and work in progress for development drilling and related facilities with significant cash outlays.

Income Taxes. EOG accounts for income taxes under the provisions of SFAS No. 109--"Accounting for Income Taxes." SFAS No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (see Note 5 "Income Taxes").

Foreign Currency Translation. For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included as a separate component of shareholders' equity. Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

Net Income Per Share. In accordance with the provisions of SFAS No. 128--"Earnings per Share," basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted net income per share is computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities (see Note 8 "Net Income Per Share Available to Common" for additional information to reconcile the difference between the Average Number of Common Shares outstanding for basic and diluted net income per share).

Stock Option Plans. EOG accounts for stock options under the provisions and related interpretations of APB Opinion No. 25--"Accounting for Stock Issued to Employees." No compensation expense is recognized for such options. As allowed by SFAS No. 123-- "Accounting for Stock-Based Compensation" issued in 1995, EOG has continued to apply APB Opinion No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123.

Information Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to increase reserves, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products and interest rates; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to such activities; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Independent Public Accountants

To EOG Resources, Inc.:

We have audited the accompanying consolidated balance sheets of EOG Resources, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EOG Resources, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 2002

Management's Responsibility for Financial Reporting

The following consolidated financial statements of EOG Resources, Inc. and its subsidiaries ("EOG") were prepared by management, which is responsible for their integrity, objectivity and fair presentation. The statements have been prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include some amounts that are based on the best estimates and judgments of management.

Arthur Andersen LLP, independent public accountants, was engaged to audit the consolidated financial statements of EOG and issue a report thereon. In the conduct of the audit, Arthur Andersen LLP was given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. Their audit was made in accordance with auditing standards generally accepted in the United States and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate.

The system of internal controls of EOG is designed to provide reasonable assurance as to the reliability of financial statements and the protection of assets from unauthorized acquisition, use or disposition. This system includes, but is not limited to, written policies and guidelines including a published code for the conduct of business affairs, conflicts of interest and compliance with laws regarding antitrust, antiboycott and foreign corrupt practices policies, the careful selection and training of qualified personnel, and a documented organizational structure outlining the separation of responsibilities among management representatives and staff groups.

The adequacy of financial controls of EOG and the accounting principles employed in financial reporting by EOG are under the general oversight of the Audit Committee of the Board of Directors. No member of this committee is an officer or employee of EOG. The independent public accountants and internal auditors have full, free, separate and direct access to the Audit Committee and meet with the committee from time to time to discuss accounting, auditing and financial reporting matters. It should be recognized that there are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and circumvention or override. Accordingly, even an effective system can provide only reasonable assurance with respect to the preparation of reliable financial statements and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

It is management's opinion that, considering the criteria for effective internal control over financial reporting and safeguarding of assets which consists of interrelated components including the control environment, risk assessment process, control activities, information and communication systems, and monitoring, EOG maintained an effective system of internal control as to the reliability of financial statements and the protection of assets against unauthorized acquisition, use or disposition during the year ended December 31, 2001.



Mark G. Papa
Chairman and
Chief Executive Officer



Edmund P. Segner, III
President and Chief of Staff



Timothy K. Driggers
Vice President, Accounting
and Land Administration

Houston, Texas
February 21, 2002

Consolidated Statements of Income and Comprehensive Income

(In Thousands, Except Per Share Amounts)	Year Ended December 31, 2001	2000	1999
Net Operating Revenues			
Natural Gas	$ 1,298,102	$ 1,155,804	$ 683,469
Crude Oil, Condensate and Natural Gas Liquids	258,101	325,726	159,373
Mark-to-market Gains (Losses) on Commodity Derivative Contracts	97,750	(1,000)	-
Gains (Losses) on Sales of Reserves and Related Assets and Other, Net	934	9,365	(743)
Total	1,654,887	1,489,895	842,099
Operating Expenses			
Lease and Well	175,446	140,915	132,233
Exploration Costs	67,467	67,196	52,773
Dry Hole Costs	71,360	17,337	11,893
Impairments	79,156	46,478	161,817
Depreciation, Depletion and Amortization	392,399	359,265	329,668
General and Administrative	79,963	66,932	82,857
Taxes Other Than Income	95,333	94,909	52,670
Charges Associated with Enron Bankruptcy	19,211	-	-
Total	980,335	793,032	823,911
Operating Income	674,552	696,863	18,188
Other Income (Expense)			
Gain on Share Exchange	-	-	575,151
Other, Net	2,003	(2,300)	36,192
Total	2,003	(2,300)	611,343
Income Before Interest Expense and Income Taxes	676,555	694,563	629,531
Interest Expense			
Incurred	53,756	67,714	72,413
Capitalized	(8,646)	(6,708)	(10,594)
Net Interest Expense	45,110	61,006	61,819
Income Before Income Taxes	631,445	633,557	567,712
Income Tax Provision (Benefit)	232,829	236,626	(1,382)
Net Income	398,616	396,931	569,094
Preferred Stock Dividends	10,994	11,028	535
Net Income Available To Common	$ 387,622	$ 385,903	$ 568,559
Earnings Per Share Available to Common			
Basic	$ 3.35	$ 3.30	$ 4.04
Diluted	$ 3.30	$ 3.24	$ 4.01
Average Number of Common Shares			
Basic	115,765	116,934	140,648
Diluted	117,488	119,102	141,627
Comprehensive Income			
Net Income	$ 398,616	$ 396,931	$ 569,094
Other Comprehensive Income (Loss)			
Foreign Currency Translation Adjustment	(22,044)	(12,338)	16,038
Unrealized Gain (Loss) on Available-for-sale Security, Net of Tax	(1,318)	392	-
Comprehensive Income	$ 375,254	$ 384,985	$ 585,132

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(In Thousands)	At December 31, 2001	2000
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 2,512	$ 20,152
Accounts Receivable, net	194,624	342,579
Inventories	18,871	16,623
Assets from Price Risk Management Activities	19,161	438
Federal Income Tax Deposit	19,332	-
Other	17,921	15,073
Total	272,421	394,865
Oil And Gas Properties (Successful Efforts Method)	6,065,603	5,122,728
Less: *Accumulated Depreciation, Depletion and Amortization*	(3,009,693)	(2,597,721)
Net Oil and Gas Properties	3,055,910	2,525,007
Other Assets	85,713	81,381
Total Assets	$ 3,414,044	$ 3,001,253
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 219,561	$ 246,468
Accrued Taxes Payable	40,219	78,838
Dividends Payable	5,045	4,525
Accrued Employee Benefits	16,345	13,654
Other	29,677	26,631
Total	310,847	370,116
Long-Term Debt	855,969	859,000
Other Liabilities	53,522	51,133
Deferred Income Taxes	551,020	340,079
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative, $100,000,000 Liquidation Preference	98,116	97,879
Series D, 500 Shares Issued, Cumulative, $50,000,000 Liquidation Preference	49,466	49,285
Common Stock, $.01 Par, 320,000,000 Shares Authorized and 124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	-	4,221
Unearned Compensation	(14,953)	(3,756)
Accumulated Other Comprehensive Loss	(55,118)	(31,756)
Retained Earnings	1,668,708	1,301,067
Common Stock Held in Treasury, 9,278,382 Shares at December 31, 2001 and 7,825,708 Shares at December 31, 2000	(304,780)	(237,262)
Total Shareholders' Equity	1,642,686	1,380,925
Total Liabilities and Shareholders' Equity	$ 3,414,044	$ 3,001,253

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In Thousands, Except Per Share Amounts)	Preferred Stock	Common Stock	Additional Paid In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Common Stock Held In Treasury	Total Shareholders' Equity
Balance at December 31, 1998	$ -	$ 201,600	$ 401,524	$ (4,900)	$ (35,848)	$ 838,371	$ (120,443)	$ 1,280,304
Net Income	-	-	-	-	-	569,094	-	569,094
Preferred Stock Issued	147,175	-	-	-	-	-	-	147,175
Amortization of Preferred Stock Discount	15	-	-	-	-	-	-	15
Common Stock Issued	-	270	577,662	-	-	-	-	577,932
Preferred Stock Dividends Paid/Declared	-	-	-	-	-	(535)	-	(535)
Common Stock Dividends Declared, $.12 Per Share	-	-	-	-	-	(16,377)	-	(16,377)
Translation Adjustment	-	-	-	-	16,038	-	-	16,038
Treasury Stock Purchased	-	-	-	-	-	-	(2,143)	(2,143)
Treasury Stock Received in Share Exchange	-	-	-	-	-	-	(1,459,484)	(1,459,484)
Common Stock Retired	-	(623)	(978,224)	-	-	(458,033)	1,436,880	-
Treasury Stock Issued Under Stock Option Plans	-	-	(2,274)	136	-	(1,582)	16,854	13,134
Tax Benefits from Stock Options Exercised	-	-	1,387	-	-	-	-	1,387
Amortization of Unearned Compensation	-	-	-	3,146	-	-	-	3,146
Other	-	-	(75)	-	-	-	-	(75)
Balance at December 31, 1999	147,190	201,247	-	(1,618)	(19,810)	930,938	(128,336)	1,129,611
Net Income	-	-	-	-	-	396,931	-	396,931
Amortization of Preferred Stock Discount	419	-	-	-	-	(419)	-	-
Exchange Offer Fees	(445)	-	-	-	-	-	-	(445)
Preferred Stock Dividends Paid/Declared	-	-	-	-	-	(10,609)	-	(10,609)
Common Stock Dividends Declared, $.14 Per Share	-	-	-	-	-	(15,774)	-	(15,774)
Translation Adjustment	-	-	-	-	(12,338)	-	-	(12,338)
Unrealized Gain on Available-for-sale Security	-	-	-	-	392	-	-	392
Treasury Stock Purchased	-	-	-	-	-	-	(272,723)	(272,723)
Treasury Stock Issued Under Stock Option Plans	-	-	(36,701)	-	-	-	163,350	126,649
Tax Benefits from Stock Options Exercised	-	-	41,307	-	-	-	-	41,307
Restricted Stock and Units	-	-	2,805	(3,411)	-	-	606	-
Amortization of Unearned Compensation	-	-	-	1,273	-	-	-	1,273
Equity Derivative Transactions	-	-	(3,190)	-	-	-	-	(3,190)
Other	-	-	-	-	-	-	(159)	(159)
Balance at December 31, 2000	147,164	201,247	4,221	(3,756)	(31,756)	1,301,067	(237,262)	1,380,925
Net Income	-	-	-	-	-	398,616	-	398,616
Amortization of Preferred Stock Discount	418	-	-	-	-	(418)	-	-
Preferred Stock Dividends Paid/Declared	-	-	-	-	-	(10,576)	-	(10,576)
Common Stock Dividends Declared, $.16 Per Share	-	-	-	-	-	(18,523)	-	(18,523)
Translation Adjustment	-	-	-	-	(22,044)	-	-	(22,044)
Unrealized Loss on Available-for-sale Security	-	-	-	-	(1,318)	-	-	(1,318)
Treasury Stock Purchased	-	-	-	-	-	-	(126,769)	(126,769)
Treasury Stock Issued Under Stock Option Plans	-	-	(19,097)	-	-	(1,458)	50,403	29,848
Treasury Stock Issued Under Employee Stock Purchase Plan	-	-	(104)	-	-	-	1,061	957
Tax Benefits from Stock Options Exercised	-	-	7,332	-	-	-	-	7,332
Restricted Stock and Units	-	-	6,583	(14,467)	-	-	7,884	-
Amortization of Unearned Compensation	-	-	-	3,270	-	-	-	3,270
Equity Derivative Transactions	-	-	1,201	-	-	-	-	1,201
Other	-	-	(136)	-	-	-	(97)	(233)
Balance at December 31, 2001	$147,582	$201,247	$ -	$ (14,953)	$ (55,118)	$1,668,708	$(304,780)	$1,642,686

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	Year Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities			
Reconciliation of Net Income to Net Operating Cash Inflows:			
Net Income	$ 398,616	$ 396,931	$ 569,094
Items Not Requiring (Providing) Cash			
Depreciation, Depletion and Amortization	392,399	359,265	329,668
Impairments	79,156	46,478	161,817
Deferred Income Taxes	164,945	97,729	(26,252)
Charges Related to Enron Bankruptcy	19,211	-	-
Other, Net	10,423	6,693	25,583
Exploration Costs	67,467	67,196	52,773
Dry Hole Costs	71,360	17,337	11,893
Mark-to-market Commodity Derivative Contracts			
Total (Gains) Losses	(97,750)	1,000	-
Realized Gains (Losses)	62,110	(1,438)	-
Losses (Gains) on Sales of Reserves and Related Assets and Other, Net	835	(5,539)	5,602
Gains on Sales of Other Assets	-	-	(59,647)
Gain on Share Exchange	-	-	(575,151)
Tax Benefits from Stock Options Exercised	7,332	41,307	1,387
Other, Net	(3,127)	(8,935)	(19,081)
Changes in Components of Working Capital and Other Liabilities			
Accounts Receivable	146,235	(191,492)	(12,914)
Inventories	(2,248)	2,345	5,180
Accounts Payable	(26,949)	97,374	4,395
Accrued Taxes Payable	(38,619)	54,556	2,449
Other Liabilities	(3,422)	348	(15,438)
Other, Net	(16,442)	11,378	(9,960)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(34,105)	(25,123)	(7,879)
Net Operating Cash Inflows	1,197,427	967,410	443,519
Investing Cash Flows			
Additions to Oil and Gas Properties	(974,016)	(602,638)	(396,450)
Exploration Costs	(67,467)	(67,196)	(52,773)
Dry Hole Costs	(71,360)	(17,337)	(11,893)
Proceeds from Sales of Reserves and Related Assets	8,032	26,189	10,934
Proceeds from Sales of Other Assets	-	-	82,965
Changes in Components of Working Capital Associated with Investing Activities	32,405	22,798	7,909
Other, Net	(15,649)	(28,977)	(4,057)
Net Investing Cash Outflows	(1,088,055)	(667,161)	(363,365)
Financing Cash Flows			
Long-Term Debt			
Third Party	(4,155)	(131,306)	47,527
Affiliate	-	-	(200,000)
Proceeds from Preferred Stock Issued	-	-	147,175
Proceeds from Common Stock Issued	-	-	577,932
Dividends Paid	(28,580)	(26,071)	(17,395)
Treasury Stock Purchased	(126,769)	(272,723)	(2,143)
Proceeds from Sales of Treasury Stock	30,805	127,090	13,341
Equity Contribution to Transferred Subsidiaries	-	-	(608,750)
Other, Net	1,687	(1,923)	(19,308)
Net Financing Cash Outflows	(127,012)	(304,933)	(61,621)
Increase (Decrease) in Cash and Cash Equivalents	(17,640)	(4,684)	18,533
Cash and Cash Equivalents at Beginning of Year	20,152	24,836	6,303
Cash and Cash Equivalents at End of Year	$ 2,512	$ 20,152	$ 24,836

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements of EOG Resources, Inc. ("EOG"), a Delaware corporation, include the accounts of all domestic and foreign subsidiaries. Investments in unconsolidated affiliates, in which EOG is able to exercise significant influence, are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior period financial statements to conform with the current presentation. Beginning 2001, the "Impairment of Unproved Oil and Gas Properties" caption on the Consolidated Statements of Income was renamed "Impairments" to include the impairment loss of long-lived assets as described in Statement of Financial Accounting Standards ("SFAS") No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121 Impairments"). As a result, EOG reclassified all prior periods to reflect such SFAS 121 Impairments in Impairments, instead of Depreciation, Depletion and Amortization ("DD&A") as previously reported. SFAS 121 Impairments reclassified from DD&A to Impairments were $11 million and $133 million for 2000 and 1999, respectively.

Financial Instruments. EOG's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt. The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value (see Note 2 "Long-Term Debt" for fair value of long-term debt).

Cash and Cash Equivalents. EOG records as cash equivalents all highly liquid short-term investments with original maturities of three months or less.

Oil and Gas Operations. EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting.

Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with significant acquisition costs are assessed quarterly on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. If proved commercial reserves are not discovered, such drilling costs are expensed. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. Estimated future dismantlement, restoration and abandonment costs (classified as long-term liabilities), net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

Periodically, or when circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices and operating costs and anticipated production from proved reserves, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Inventories, consisting primarily of tubular goods and well equipment held for use in the exploration for, and development and production of natural gas and crude oil reserves, are carried at cost with adjustments made from time to time to recognize any reductions in value.

Natural gas and liquids revenues are recorded when production is delivered. Additionally, natural gas revenues are recorded on the entitlement method based on EOG's percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold may differ from an owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable when overproduction occurs.

Gains and losses associated with the sale of in place natural gas and crude oil reserves and related assets are classified as net operating revenues in the consolidated statements of income and comprehensive income based on EOG's strategy of continuing such sales in order to maximize the economic value of its assets.

New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133--"Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999. SFAS No. 133, as amended by SFAS No. 137 and No. 138, cannot be applied retroactively. EOG adopted SFAS No. 133, as amended, on January 1, 2001 for the accounting periods which begin thereafter. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements.

In June 2001, the FASB issued SFAS No. 143--"Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No.143 requires entities to record the fair value of a liability for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement. This statement will impact how EOG accounts for its abandonment liability related to its oil and gas wells. EOG is currently evaluating the effect of adopting SFAS No. 143 on its financial statements and has not yet determined the timing of adoption.

In August 2001, the FASB issued SFAS No. 144--"Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. SFAS No. 144, which supersedes SFAS No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. In addition, SFAS No. 144, which also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30--"Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. EOG adopted the provisions of SFAS No. 144 on January 1, 2002. This statement will impact how EOG tests for long-lived asset impairments. EOG does not expect the impact of SFAS No. 144 to have a material effect on its financial position or results of operations.

Accounting for Price Risk Management Activities. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and costless collars, as the means to manage this price risk. EOG adopted SFAS No. 133--"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, on January 1, 2001 for the accounting periods which begin thereafter. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of income and requires a company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements. During 2001, EOG elected not to designate any of its price risk management activities as accounting hedges under SFAS No. 133, and accordingly, accounted for them using the mark-to-market accounting method. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. The gains or losses are recorded in Mark-to-market Gains (Losses) on Commodity Derivative Contracts in the Net Operating Revenues section of the Consolidated Statements of Income. The related cash flow impact is reflected as cash flows from operating activities in the Consolidated Statements of Cash Flows (see Note 12 "Prices and Interest Rate Risk Management Activities").

Capitalized Interest Costs. Certain interest costs have been capitalized as a part of the historical cost of unproved oil and gas properties and work in progress for development drilling and related facilities with significant cash outlays.

Income Taxes. EOG accounts for income taxes under the provisions of SFAS No. 109--"Accounting for Income Taxes." SFAS No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (see Note 5 "Income Taxes").

Foreign Currency Translation. For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included as a separate component of shareholders' equity. Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

Net Income Per Share. In accordance with the provisions of SFAS No. 128--"Earnings per Share," basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted net income per share is computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities (see Note 8 "Net Income Per Share Available to Common" for additional information to reconcile the difference between the Average Number of Common Shares outstanding for basic and diluted net income per share).

Stock Options Plans. EOG accounts for stock options under the provisions and related interpretations of APB Opinion No. 25--"Accounting for Stock Issued to Employees." No compensation expense is recognized for such options. As allowed by SFAS No. 123-- "Accounting for Stock-Based Compensation" issued in 1995, EOG has continued to apply APB Opinion No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123.

2. Long-Term Debt

Long-Term Debt at December 31 consisted of the following (in thousands):

	2001	2000
Uncommitted Credit Facilities	$ 95,147	$ 38,800
6.50% Notes due 2004	100,000	100,000
6.70% Notes due 2006	126,870	150,000
6.50% Notes due 2007	100,000	100,000
6.00% Notes due 2008	173,952	175,000
6.65% Notes due 2028	140,000	150,000
Subsidiary Debt due 2001	-	105,000
Subsidiary Debt due 2002	-	40,200
Subsidiary Debt due 2011	120,000	-
Total	$ 855,969	$ 859,000

EOG maintains two credit facilities with different expiration dates. In July 2001, the $375 million credit facility that was scheduled to expire was renewed for $300 million and the $400 million facility due to expire in 2004 was reduced to $300 million, thereby reducing aggregate long-term committed credit from $775 million to $600 million. Credit facility expirations are as follows: $300 million in July 2002 and $300 million in July 2004. With respect to the $300 million expiring in 2002, EOG may, at its option, extend the final maturity date of any advances made under the facility by one full year from the expiration date of the facility, effectively qualifying such debt as long term. Advances under both agreements bear interest, at the option of EOG, based upon a base rate or a Eurodollar rate. No amounts were borrowed on these committed credit facilities at December 31, 2001.

During 2001 and 2000, EOG utilized commercial paper and short-term funding from uncommitted credit facilities, bearing market interest rates, for various corporate financing purposes. Commercial paper and uncommitted credit borrowings are classified as long-term debt based on EOG's intent and ability to ultimately replace such amounts with other long-term debt.

The 6.00% to 6.70% Notes due 2004 to 2028 were issued through public offerings and have effective interest rates of 6.14% to 6.83%. The Subsidiary Debts due 2001 and 2002 were fully paid in 2001 by increased borrowings from commercial paper and uncommitted credit facilities. The Subsidiary Debt due 2011 bears interest at a fixed rate of 7% and is guaranteed by EOG.

At December 31, 2001, the aggregate annual maturities of long-term debt outstanding were none for 2002, none for 2003, $100 million for 2004, none for 2005, and $127 million in 2006.

EOG's credit facilities contain certain restrictive covenants, including a maximum debt-to-total capitalization ratio of 65% and a minimum ratio of EBITDAX (earnings before interest, taxes, DD&A, and exploration expense) to interest expense of at least three times. Other than these covenants, EOG does not have any other financial covenants in its financing agreements. EOG continues to comply with these two covenants and does not view them as materially restrictive.

Shelf Registration. During the third quarter of 2000, EOG filed a shelf registration statement for the offer and sale from time to time of up to $600 million of EOG debt securities, preferred stock and/or common stock. The registration statement was declared effective by the Securities and Exchange Commission on October 27, 2000. As of February 21, 2002, EOG had sold no securities pursuant to this shelf registration. When combined with the unused portion of a previously filed registration statement declared effective in January 1998, these registration statements provide for the offer and sale from time to time of EOG debt securities, preferred stock and/or common stock by EOG in an aggregate amount up to $688 million.

Fair Value Of Long-Term Debt. At December 31, 2001 and 2000, EOG had $856 million and $859 million, respectively, of long-term debt which had fair values of approximately $838 million and $831 million, respectively. The fair value of long-term debt is the value EOG would have to pay to retire the debt, including any premium or discount to the debtholder for the differential between the stated interest rate and the year-end market rate. The fair value of long-term debt is based upon quoted market prices and, where such quotes were not available, upon interest rates available to EOG at yearend.

3. Shareholders' Equity

EOG purchases from time to time in the open market its common stock to be held in treasury for the purpose of, but not limited to, fulfilling any obligations arising under EOG's stock option plans and any other approved transactions or activities for which such common stock shall be required. In September 2001, the Board of Directors authorized the purchase of an aggregate maximum of 10 million shares of common stock of EOG which superseded all previous authorizations. At December 31, 2001, 8,617,000 shares remain available for repurchases under this authorization.

To supplement its share repurchase program, EOG enters into equity derivative transactions from time to time. These transactions are accounted for as equity transactions with premiums received recorded to Additional Paid In Capital in the Consolidated Balance Sheets. Settlement alternatives under all circumstances are at the option of EOG and include physical share, net share and net cash settlement. During the second quarter of 2001, EOG sold put options for $1.2 million obligating EOG to purchase up to 0.6 million shares of its common stock at an average price of $33.42 per share. These options expired unexercised in December 2001. During the first half of 2000, EOG entered into a series of equity derivative transactions receiving $0.6 million. During the third quarter of 2000, EOG closed substantially all of its equity derivative contracts which were to expire in April 2001 by paying $3.75 million. EOG had one million put options which it had written which were outstanding at December 31, 2000. The strike price of these options was $18.00 per share, and they expired unexercised in April 2001.

On July 23, 1999, EOG filed a registration statement with the Securities and Exchange Commission for the public offering of 27,000,000 shares of EOG's common stock. The public offering was completed on August 16, 1999, and the portion of net proceeds received by EOG was used to repay short-term borrowings used to fund a significant portion of the cash capital contribution in connection with the Share Exchange Agreement ("Share Exchange") described in Note 4 "Transactions with Enron Corp." As a result of the public offering and the retirement of the 62,270,000 shares of EOG's common stock received from Enron Corp. in the Share Exchange transaction, the number of shares of EOG's common stock issued was reduced to 124,730,000 from 160,000,000 prior to the Share Exchange.

The following summarizes shares of common stock outstanding (in thousands):

	2001	2000	1999
Outstanding at January 1	116,904	119,105	153,724
Repurchased	(3,281)	(8,910)	(130)
Issued Pursuant to Stock Options and Stock Plans	1,829	6,709	781
Retired	-	-	(62,270)
Public Offering	-	-	27,000
Outstanding at December 31	115,452	116,904	119,105

Series A. On December 10, 1999, EOG issued 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, with a $1,000 Liquidation Preference per share, in a private transaction. Dividends will be payable on the shares only if declared by EOG's Board of Directors and will be cumulative. If declared, dividends will be payable at a rate of $71.95 per share, per year on March 15, June 15, September 15, and December 15 of each year beginning March 15, 2000. EOG may redeem all or a part of the Series A preferred stock at any time beginning on December 15, 2009 at $1,000 per share, plus accrued and unpaid dividends. The shares may also be redeemable, in whole but not in part, in the event that certain amendments are made to the Dividend Received Percentage. The Series A preferred shares are not convertible into, or exchangeable for, common stock of EOG.

Series C. On December 22, 1999, EOG issued 500 shares of Flexible Money Market Cumulative Preferred Stock, Series C, with a liquidation preference of $100,000 per share, in a private transaction. Dividends will be payable on the shares only if declared by EOG's Board of Directors and will be cumulative. The initial dividend rate on the shares will be 6.84% until December 15, 2004 (the "Initial Period-End Dividend Payment Date"). Through the Initial Period-End Dividend Payment Date dividends will be payable, if declared, on March 15, June 15, September 15, and December 15 of each year beginning March 15, 2000. The cash dividend rate for each subsequent dividend period will be determined pursuant to periodic auctions conducted in accordance with certain auction procedures. The first auction date will be December 14, 2004. After December 15, 2004 (unless EOG has elected a "Non-Call Period" for a subsequent dividend period), EOG may redeem the shares, in whole or in part, on any dividend payment date at $100,000 per share plus accumulated and unpaid dividends. The shares may also be redeemable, in whole but not in part, in the event that certain amendments are made to the Dividend Received Percentage. The Series C preferred shares are not convertible into, or exchangeable for, common stock of EOG.

During the third quarter of 2000, EOG completed two exchange offers for its preferred stock whereby shares of EOG's Series A preferred stock were exchanged for shares of EOG's Series B preferred stock, and shares of EOG's Series C preferred stock were exchanged for shares of EOG's Series D preferred stock. All preferred shares were validly tendered and not withdrawn prior to expiration of the offers. EOG accepted all of the tendered shares and issued the respective series in exchange. Both exchange offers were registered under the Securities Act of 1933. The Series B preferred stock has substantially the same terms as Series A and the Series D preferred stock has substantially the same terms as Series C.

On February 14, 2000, EOG's Board of Directors declared a dividend of one preferred share purchase right (a "Right," and the agreement governing the terms of such Rights, the "Rights Agreement") for each outstanding share of common stock, par value $.01 per share. The Board of Directors has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. The dividend was distributed to the stockholders of record on February 24, 2000. Each Right, expiring February 24, 2010, represents a right to buy from EOG one hundredth (1/100) of a share of Series E Junior Participating Preferred Stock ("Preferred Share") for $90, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. If issued, each one hundredth (1/100) of a Preferred Share (i) will not be redeemable; (ii) will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater; (iii) will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater; (iv) will have the same voting power as one share of common stock; and (v) if shares of EOG's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

As amended on December 13, 2001, the Rights will not be exercisable until ten days after the public announcement that a person or group has become an acquiring person ("Acquiring Person") by obtaining beneficial ownership of 10% or more of EOG's common stock, or if earlier, ten business days (or a later date determined by EOG's Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $90, purchase shares of EOG's common stock with a market value of $180, based on the market price of the common stock prior to such acquisition. If EOG is later acquired in a merger or similar transaction after the Rights become exercisable, all holders of Rights except the Acquiring Person may, for $90, purchase shares of the acquiring corporation with a market value of $180 based on the market price of the acquiring corporation's stock, prior to such merger.

EOG's Board of Directors may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if EOG has a stock split or stock dividends of EOG's common stock. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of EOG's outstanding common stock, the Board of Directors may exchange the Rights for common stock or equivalent security at an exchange ratio of one share of common stock or an equivalent security for each such Right, other than Rights held by the Acquiring Person.

4. Transactions with Enron Corp.

Enron Corp. Bankruptcy. In December 2001, Enron Corp. and certain of its affiliates, including Enron North America Corp., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. EOG recorded $19.2 million in charges associated with the Enron bankruptcies in the fourth quarter of 2001 related to certain contracts with Enron affiliates, including 2001 and 2002 natural gas and crude oil derivative contracts. EOG has other contractual relationships with Enron Corp. and certain of its affiliates. Based on EOG's review of these other matters, EOG believes that Enron Corp.'s Chapter 11 proceedings will not have a material adverse effect on EOG's financial position.

Share Exchange. On August 16, 1999, EOG and Enron Corp. completed the Share Exchange whereby EOG received 62,270,000 shares of EOG's common stock out of 82,270,000 shares owned by Enron Corp. in exchange for all the stock of EOG's subsidiary, EOGI-India, Inc. Prior to the Share Exchange, EOG made an indirect capital contribution of approximately $600 million in cash, plus certain intercompany receivables, to EOGI-India, Inc. At the time of completion of this transaction, this subsidiary owned, through subsidiaries, all of EOG's assets and operations in India and China. EOG recognized a $575 million tax-free gain on the Share Exchange based on the fair value of the shares received, net of transaction fees of $14 million. Immediately following the Share Exchange, EOG retired the 62,270,000 shares of EOG's common stock received in the transaction. The weighted average basis in the treasury shares retired was first deducted from and fully eliminated existing additional paid in capital with the remaining value deducted from retained earnings. This transaction is a tax-free exchange to EOG. On August 30, 1999, EOG changed its corporate name to "EOG Resources, Inc." from "Enron Oil & Gas Company" and has since made similar changes to its subsidiaries' names.

Immediately prior to the closing of the Share Exchange, Enron Corp. owned 82,270,000 shares of EOG's common stock, representing approximately 53.5 percent of all of the shares of EOG's common stock that were issued and outstanding. As a result of the closing of the Share Exchange, the sale by Enron Corp. of 8,500,000 shares of EOG's common stock as a selling stockholder in the public offering referred to in Note 3 "Shareholders' Equity," and the completion on August 17, 1999 and August 20, 1999 of the offering of Enron Corp. notes mandatorily exchangeable at maturity into a minimum of 9,746,250 up to a maximum of 11,500,000 shares of EOG's common stock, Enron Corp.'s maximum remaining interest in EOG after the automatic conversion of its notes on July 31, 2002, will be under two percent (assuming the notes are exchanged for less than the 11,500,000 shares of EOG's common stock). As a result of Enron Corp.'s bankruptcy filing and because the Enron Corp. notes were unsecured, EOG believes it is unlikely that they will be exchanged for the shares of EOG's common stock. The entire 11,500,000 shares of EOG's common stock are included in EOG's outstanding common stock. Two entities not affiliated with Enron Corp. have recently filed Schedule 13Gs with the Securities and Exchange Commission with respect to these shares.

Effective as of August 16, 1999, the closing date of the Share Exchange, the members of the Board of Directors of EOG who were officers or directors of Enron Corp. resigned their positions as directors of EOG.

Natural Gas and Crude Oil, Condensate and Natural Gas Liquids Net Operating Revenues. Prior to the Share Exchange, Natural Gas and Crude Oil, Condensate and Natural Gas Liquids Net Operating Revenues included revenues from and associated costs paid to various subsidiaries and affiliates of Enron Corp. pursuant to contracts which, in the opinion of management, were no less favorable than could be obtained from third parties. Revenues from sales to Enron Corp. and its affiliates totaled $57.3 million in 1999 prior to the Share Exchange. Natural Gas and Crude Oil, Condensate and Natural Gas Liquids Net Operating Revenues also included certain commodity price swap and NYMEX-related commodity transactions with Enron Corp. affiliated companies, which in the opinion of management, were no less favorable than could be received from third parties (see Note 12 "Price and Interest Rate Risk Management Activities").

General and Administrative Expenses. Prior to the Share Exchange, EOG was charged by Enron Corp. for all direct costs associated with its operations. Such direct charges, excluding benefit plan charges (see Note 6 "Employee Benefit Plans"), totaled $10.6 million for the year ended December 31, 1999. Additionally, certain administrative costs not directly charged to any Enron Corp. operations or business segments were allocated to the entities of the consolidated group. Approximately $3.4 million was incurred by EOG for indirect general and administrative expenses for 1999. Management believes that these charges were reasonable.

Sale of Enron Corp. Options. In December 1997, EOG and Enron Corp. entered into an Equity Participation and Business Opportunity Agreement. Under the agreement, among other things, Enron Corp. granted EOG options to purchase 3.2 million shares of Enron Corp. During 1999, EOG sold the 3.2 million options and recognized a pre-tax gain of $59.6 million. The gain on sale of the options is included in other income (expense) - other, net in the consolidated statements of income and comprehensive income.

5. Income Taxes

The principal components of EOG's net deferred income tax liability at December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Deferred Income Tax Assets		
Non-Producing Leasehold Costs	$ 26,727	$ 22,623
Seismic Costs Capitalized for Tax	17,828	15,536
Trading Activity	-	4,420
Section 29 Credit Monetization	-	12,774
Other	26,325	16,743
Total Deferred Income Tax Assets	70,880	72,096
Deferred Income Tax Liabilities		
Oil and Gas Exploration and Development Costs Deducted for Tax Over Book Depreciation, Depletion and Amortization	599,945	403,808
Capitalized Interest	8,373	5,697
Trading Activity	10,107	-
Other	3,475	2,670
Total Deferred Income Tax Liabilities	621,900	412,175
Net Deferred Income Tax Liability	$ 551,020	$ 340,079

The components of income (loss) before income taxes were as follows (in thousands):

	2001	2000	1999
United States	$ 488,741	$ 491,823	$ 580,285
Foreign	142,704	141,734	(12,573)
Total	$ 631,445	$ 633,557	$ 567,712

Total income tax provision (benefit) was as follows (in thousands):

	2001	2000	1999
Current:			
Federal	$ 36,737	$ 81,912	$ 5,510
State	5,475	7,528	3,234
Foreign	25,672	49,457	16,126
Total	67,884	138,897	24,870
Deferred:			
Federal	131,127	78,833	(49,474)
State	10,411	10,324	(502)
Foreign	23,407	8,572	23,724
Total	164,945	97,729	(26,252)
Income Tax Provision (Benefit)	$ 232,829	$ 236,626	$ (1,382)

The differences between taxes computed at the U.S. federal statutory tax rate and EOG's effective rate were as follows:

	2001	2000	1999
Statutory Federal Income Tax Rate	35.00%	35.00%	35.00%
State Income Tax, Net of Federal Benefit	1.64	1.83	0.31
Income Tax Provision Related to Foreign Operations	0.36	1.32	1.60
Tight Gas Sands Federal Income Tax Credits	(0.16)	-	(1.45)
Revision of Prior Years' Tax Estimates	(0.21)	0.16	(0.21)
Share Exchange	-	-	(35.46)
Other	0.24	(0.96)	(0.03)
Effective Income Tax Rate	36.87%	37.35%	(0.24)%

EOG's foreign subsidiaries' undistributed earnings of approximately $515 million at December 31, 2001 are considered to be indefinitely invested outside the U.S. and, accordingly, no U.S. federal or state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends, EOG may be subject to both foreign withholding taxes and U.S. income taxes, net of allowable foreign tax credits. Determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

In 1999 and 2000, EOG entered into arrangements with a third party whereby certain Section 29 credits (Tight Gas Sands Federal Income Tax Credits) were sold by EOG to the third party, and payments for such credits will be received on an as-generated basis. As a result of these transactions, EOG recorded a deferred tax asset representing a tax gain on the sale of the Section 29 credit properties, which will reverse as the results of operations of such properties are recognized for book purposes.

6. Employee Benefit Plans

Employees of EOG were covered by various retirement, stock purchase and other benefit plans of Enron Corp. through August 1999. During the year ended December 31, 1999, EOG was charged $4.4 million for all such benefits, including pension expense totaling $0.9 million by Enron Corp.

Pension Plans

Since August 1999, EOG has adopted defined contribution pension and savings plans for most of its employees in the United States. EOG's contributions to these plans are based on various percentages of compensation, and in some instances, are based upon the amount of the employees' contributions to the plan. For 2001 and 2000, the cost of these plans amounted to approximately $6.2 million and $5.5 million, respectively. From August 31, 1999 to December 31, 1999 the cost of these plans amounted to approximately $1.2 million.

EOG also has in effect pension and savings plans related to its Canadian and Trinidadian subsidiaries. Activity related to these plans is not material relative to EOG's operations.

Postretirement Plan

During 2000, EOG adopted postretirement medical and dental benefits for eligible employees and their eligible dependents. Benefits are provided under the provisions of a contributory defined dollar benefit plan. EOG accrues these postretirement benefit costs over the service lives of the employees expected to be eligible to receive such benefits. As of December 31, 2001 and December 31, 2000, the postretirement plan had a benefit obligation of $2.0 million and $1.5 million, respectively. During 2001 and 2000, EOG recognized a net periodic benefit cost related to this plan of $0.4 million and $0.3 million, respectively.

Stock Plans

Stock Options. EOG has various stock plans ("the Plans") under which employees of EOG and its subsidiaries and nonemployee members of the Board of Directors have been or may be granted rights to purchase shares of common stock of EOG at a price not less than the market price of the stock at the date of grant. Stock options granted under the Plans vest either immediately at the date of grant or up to four years from the date of grant based on the nature of the grants and as defined in the individual grant agreements. Terms for stock options granted under the Plans have not exceeded a maximum term of 10 years.

The following table sets forth the option transactions under the Plans for the years ended December 31 (options in thousands):

	2001		2000		1999	
	Options	Average Grant Price	Options	Average Grant Price	Options	Average Grant Price
Outstanding at January 1	7,056	$ 20.70	12,667	$ 18.66	15,036	$ 18.35
Granted	1,631	36.63	1,317	30.88	1,280	19.88
Exercised	(1,563)	19.18	(6,726)	18.90	(822)	16.22
Forfeited	(111)	23.84	(202)	19.09	(2,827)	18.26
Outstanding at December 31	7,013	24.69	7,056	20.70	12,667	18.66
Options Exercisable at December 31	4,034	22.04	3,845	19.83	8,118	19.23
Options Available for Future Grant	4,531		6,387		5,564	
Average Fair Value of Options Granted During Year	$ 16.76		$ 12.20		$ 7.43	

The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: (1) dividend yield of 0.5%, 0.6% and 0.6%, (2) expected volatility of 43%, 30%, and 28%, (3) risk-free interest rate of 4.6%, 6.0%, and 5.9%, and (4) expected life of 6.0 years, 6.0 years and 6.0 years.

The following table summarizes certain information for the options outstanding at December 31, 2001 (options in thousands):

	Options Outstanding			Options Exercisable	
Range of Grant Prices	Options	Weighted Average Remaining Life (years)	Weighted Average Grant Price	Options	Weighted Average Grant Price
$13.00 to $17.99	1,653	6	$ 14.66	1,104	$ 14.85
18.00 to 22.99	2,356	6	20.12	1,783	20.13
23.00 to 28.99	411	4	24.03	392	23.89
29.00 to 39.99	2,381	9	34.35	631	33.97
40.00 to 54.99	212	8	46.46	124	46.94
	7,013	7	24.69	4,034	22.04

EOG's pro forma net income and net income per share of common stock for 2001, 2000 and 1999, had compensation costs been recorded in accordance with SFAS No. 123, are presented below (in millions except per share data):

	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Income Available to Common	$ 387.6	$ 375.7	$ 385.9	$ 373.4	$ 568.6	$ 565.7
Net Income per Share Available to Common						
Basic	$ 3.35	$ 3.25	$ 3.30	$ 3.19	$ 4.04	$ 4.02
Diluted	$ 3.30	$ 3.20	$ 3.24	$ 3.14	$ 4.01	$ 3.99

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects. SFAS No. 123 does not apply to awards prior to 1995, and the extent and timing of additional future awards cannot be predicted.

The Black-Scholes model used by EOG to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting and/or trading restrictions, which significantly differ from EOG's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which significantly affect the calculated values. Accordingly, management does not believe that this model provides a reliable single measure of the fair value of EOG's stock option awards.

Restricted Stock and Units. Under the Plans, participants may be granted restricted stock and/or units without cost to the participant. The shares and units granted vest to the participant at various times ranging from one to five years. Upon vesting, the restricted shares are released to the participants and the restricted units released to the participants are converted into one share of common stock. The following summarizes shares of restricted stock and units granted (shares and units in thousands):

	2001	2000	1999
Outstanding at January 1	309	288	378
Granted	353	201	23
Released to Participants	(15)	(178)	(39)
Forfeited or Expired	(15)	(2)	(74)
Outstanding at December 31	632	309	288
Average Fair Value of Shares Granted During Year	$ 42.08	$ 16.10	$ 20.67

The fair value of the restricted shares and units at date of grant has been recorded in shareholders' equity as unearned compensation and is being amortized over the vesting period as compensation expense. Related compensation expense for 2001, 2000 and 1999 was approximately $3.3 million, $1.3 million and $3.1 million, respectively.

Employee Stock Purchase Plan. During 2001, EOG implemented an Employee Stock Purchase Plan (the "ESPP") that allows eligible employees to semiannually purchase, through payroll deductions, shares of EOG common stock at 85 percent of the fair market value at specified dates. Contributions to the ESPP are limited to 10 percent of the employees' pay (subject to certain ESPP limits) during each of the two six-month offering periods. As of December 31, 2001, 467,699 common shares remained available for issuance under the plan. During 2001, 306 employees participated in the plan and 32,301 common shares were purchased at an aggregate price of approximately $1 million.

Treasury Shares. During 2001, 2000 and 1999, EOG purchased approximately 1,828,000, 6,709,000, and 130,000 of its common shares, respectively, to offset the dilution resulting from shares issued under the EOG employee stock plans. The difference between the cost of the treasury shares and the exercise price of the options, net of federal income tax benefit of $7.3 million, $41.3 million, and $1.4 million for the years 2001, 2000 and 1999, respectively, is reflected as an adjustment to additional paid in capital to the extent EOG has accumulated additional paid in capital relating to treasury stock and retained earnings thereafter.

7. Commitments and Contingencies

Letters Of Credit. At December 31, 2001 and 2000, EOG had letters of credit and guarantees outstanding totaling approximately $136 million and $122 million, respectively. Of these amounts, $120 million and $105 million, respectively, represent guarantees of subsidiary indebtedness included under Note 2 "Long-Term Debt."

Other Commitments. EOG has leases for buildings, facilities and equipment with varying expiration dates through 2007. Rental expenses associated with these leases amounted to $20 million, $15 million and $16 million for 2001, 2000 and 1999, respectively.

At December 31, 2001, total minimum commitments from minimum rental commitments under long-term non-cancelable operating leases, drilling rig commitments and transportation service commitments based upon current transportation rates and foreign currency exchange rate at December 31, 2001, are as follows (in thousands):

	Total Minimum Commitments
2002	$ 48,861
2003 - 2005	39,960
2006 - 2007	16,537
2008 and thereafter	5,128
	$ 110,486

Contingencies. On July 21, 1999, two stockholders of EOG filed separate lawsuits purportedly on behalf of EOG against Enron

Corp. and those individuals who were then directors of EOG, alleging that Enron Corp. and those directors breached their fiduciary duties of good faith and loyalty in approving the Share Exchange. The lawsuits sought to rescind the transaction or to receive monetary damages and costs and expenses, including reasonable attorneys' and experts' fees. A Stipulation of Dismissal without prejudice of these suits was entered by the court on December 12, 2001.

During 2000 and 2001, EOG was engaged in arbitration hearings to settle a disagreement over the timing of the conversion of a 5% overriding royalty interest held by a third party in EOG's Trinidad SECC block to a 15% working interest. The arbitration resulted in a decision in favor of EOG.

EOG and numerous other companies in the natural gas industry are named as defendants in various lawsuits alleging violations of the Civil False Claims Act. These lawsuits have been consolidated for pre-trial proceedings in the United States District Court for the District of Wyoming. The plaintiffs contend that defendants have underpaid royalties on natural gas and natural gas liquids produced on federal and Indian lands through the use of below-market prices, improper deductions, improper measurement techniques and transactions with affiliated companies. Plaintiffs allege that the royalties paid by defendants were lower than the royalties required to be paid under federal regulations and that the forms filed by defendants with the Minerals Management Service reporting these royalty payments were false, thereby violating the Civil False Claims Act. The United States has intervened in certain of the cases as to some of the defendants, but has not intervened as to EOG. Based on EOG's present understanding of these cases, EOG believes that it has substantial defenses to these claims and intends to vigorously assert these defenses. However, if EOG is found to have violated the Civil False Claims Act, EOG could be subject to a variety of sanctions, including treble damages and substantial monetary fines.

There are various other suits and claims against EOG that have arisen in the ordinary course of business. However, management does not believe these suits and claims will individually or in the aggregate have a material adverse effect on the financial condition or results of operations of EOG. EOG has been named as a potentially responsible party in certain Comprehensive Environmental Response, Compensation, and Liability Act proceedings. However, management does not believe that any potential assessments resulting from such proceedings will individually or in the aggregate have a material adverse effect on the financial condition or results of operations of EOG.

8. Net Income Per Share Available to Common

The following table sets forth the computation of basic and diluted earnings from net income available to common for the years ended December 31 (in thousands, except per share amounts):

	2001	2000	1999
Numerator for basic and diluted earnings per share - Net income available to common	$ 387,622	$ 385,903	$ 568,559
Denominator for basic earnings per share - Weighted average shares	115,765	116,934	140,648
Potential dilutive common shares - Stock options	1,453	2,038	964
Restricted stock and units	270	130	15
Denominator for diluted earnings per share - Adjusted weighted average shares	117,488	119,102	141,627
Net income per share of common stock			
Basic	$ 3.35	$ 3.30	$ 4.04
Diluted	$ 3.30	$ 3.24	$ 4.01

9. Supplemental Cash Flow Information

On August 16, 1999, EOG and Enron Corp. completed the Share Exchange whereby EOG received 62,270,000 shares of EOG's common stock out of 82,270,000 shares owned by Enron Corp. in exchange for all the stock of EOG's subsidiary, EOGI-India, Inc. (see Note 4 "Transactions with Enron Corp."). Prior to the Share Exchange, EOG made an indirect capital contribution of approximately $600 million in cash, plus certain intercompany receivables, to EOGI-India, Inc. At the time of completion of this transaction, EOG's net investment in EOGI-India, Inc. was $870 million.

Cash paid for interest and income taxes was as follows for the years ended December 31 (in thousands):

	2001	2000	1999
Interest (net of amount capitalized)	$ 45,715	$ 61,679	$ 67,965
Income taxes	106,312	87,285	19,810

10. Business Segment Information

EOG's operations are all natural gas and crude oil exploration and production related. SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. EOG's chief operating decision making process is informal and involves the Chairman and Chief Executive Officer and other key officers. This group routinely reviews and makes operating decisions related to significant issues associated with each of EOG's major producing areas in the United States and each significant international location. For segment reporting purposes, the major U.S. producing areas have been aggregated as one reportable segment due to similarities in their operations as allowed by SFAS No. 131. Financial information by reportable segment is presented below for the years ended December 31, or at December 31 (in thousands):

	United States	Canada	Trinidad	India[1]	Other[2]	Total
2001						
Net Operating Revenues	$ 1,394,457[3]	$ 191,219[3]	$ 69,140	$ -	$ 71	$ 1,654,887[3]
Depreciation, Depletion and Amortization	348,539	31,821	12,031	-	8	392,399
Operating Income (Loss)	536,671	107,524	36,761	-	(6,404)	674,552
Interest Income	415	2,943	1,702	-	-	5,060
Other Income (Expense)	(3,284)	71	154	-	2	(3,057)
Interest Expense	45,061	750	(701)	-	-	45,110
Income (Loss) Before Income Taxes	488,741	109,788	39,318	-	(6,402)	631,445
Income Tax Provision (Benefit)	187,285	28,438	20,166	-	(3,060)	232,829
Additions to Oil and Gas Properties	729,655	176,101	68,260	-	-	974,016
Total Assets	2,676,160	510,476	227,229	-	179	3,414,044
2000						
Net Operating Revenues	$ 1,223,315[3]	$ 184,092[3]	$ 82,430	$ -	$ 58	$ 1,489,895[3]
Depreciation, Depletion and Amortization	310,685	34,621	13,959	-	-	359,265
Operating Income (Loss)	552,091	103,229	41,974	-	(431)	696,863
Interest Income	354	2,186	915	-	382	3,837
Other Income (Expense)	(6,343)	302	31	-	(127)	(6,137)
Interest Expense	54,279	11,140	(4,413)	-	-	61,006
Income (Loss) Before Income Taxes	491,823	94,577	47,333	-	(176)	633,557
Income Tax Provision (Benefit)	181,506	31,159	24,076	-	(115)	236,626
Additions to Oil and Gas Properties	499,207	69,157	33,223	-	1,051	602,638
Total Assets	2,465,642	374,476	159,872	-	1,263	3,001,253
1999						
Net Operating Revenues	$ 635,587[3]	$ 97,817[3]	$ 62,689	$ 53,897	$ (7,891)	$ 842,099[3]
Depreciation, Depletion and Amortization	279,056	29,570	12,787	7,223	1,032	329,668
Operating Income (Loss)	(7,714)	33,941	32,643	22,699	(63,381)	18,188
Interest Income	113	184	626	51	63	1,037
Other Income (Expense)	630,872	112	128	(992)	(19,814)	610,306
Interest Expense	42,986	9,459	323	(2,625)	11,676	61,819
Income (Loss) Before Income Taxes	580,285	24,778	33,074	24,383	(94,808)	567,712
Income Tax Provision (Benefit)	(4,200)	4,637	18,484	8,858	(29,161)	(1,382)
Additions to Oil and Gas Properties	292,970	63,783	7,361	23,281	9,055	396,450
Total Assets	2,118,843	344,465	145,186	-	2,299	2,610,793

(1) See Note 4 "Transactions with Enron Corp."

(2) Other includes China operations in 1999. See Note 4 "Transactions with Enron Corp."

(3) EOG had sales activity in 2001 with a certain purchaser in the United States and Canada segments that totaled approximately $224.5 million of the Consolidated Net Operating Revenues. Sales activity with another purchaser in the United States and Canada segments in 2000 and 1999 totaled approximately $183.2 million and $98.1 million, respectively, of the Consolidated Net Operating Revenues.

11. Other Income (Expense), Net

Other income (expense) - other, net for the year ended December 31, 1999, included the gain of $59.6 million on the sale of 3.2 million shares of Enron Corp. options granted to EOG under the 1997 Equity Participation and Business Opportunity Agreement with Enron Corp., and $19.4 million loss relating to anticipated costs of abandonment of certain international activities.

12. Price and Interest Rate Risk Management Activities

EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and costless collars, as the means to manage this price risk.

During 2001 and 2000, EOG elected not to designate any of its derivative contracts as accounting hedges and accordingly, accounted for these derivative contracts under mark-to-market accounting. During 2001, EOG recognized mark-to-market gains on commodity contracts of $98 million, of which $62 million were realized gains. During 2000, EOG recognized and realized approximately $1 million mark-to-market losses on commodity contracts.

During the fourth quarter of 2001, as a result of the Enron Corp.'s bankruptcy proceedings, EOG wrote off $17 million in Charges Related to Enron Bankruptcy in the Consolidated Statements of Income and Comprehensive Income related to 2001 and 2002 natural gas and crude oil derivative contracts entered into with a subsidiary of Enron Corp. (see Note 4 to the Consolidated Financial Statements). These contracts covered approximately 19.5 trillion British thermal units and 0.8 MMBbl.

At December 31, 2001, excluding positions related to the Enron bankruptcies, EOG had open natural gas price swap contracts covering approximately 15% of its 2002 North America production. The fair value of these contracts was $19.6 million. Tabulated below is a summary of these open natural gas price swap positions at December 31, 2001:

2002	Average Price ($/MMBtu)	Volume (MMBtu/d)
January	$ 3.21	140,000
February	$ 3.13	190,000
March through May	$ 3.09	140,000
June through December	$ 3.24	100,000

At December 31, 2001, excluding positions related to the Enron bankruptcies, EOG had outstanding oil swap contracts, covering notional volumes of approximately 0.5 MMBbl. At December 31, 2001, the fair value of these contracts was a negative $0.4 million. At December 31, 2000, EOG had outstanding swap positions covering notional volumes of approximately 0.7 MMBbl of crude oil and condensate for 2001 that had a fair value of $0.4 million. Such swap positions were settled in 2001 for a loss of $1.7 million.

Subsequent to December 31, 2001, EOG entered into certain natural gas and crude oil swap contracts. The following is a summary of EOG's price swap positions at February 20, 2002, including these contracts:

- Natural Gas Price Swaps

2002	Average Price ($/MMBtu)	Volume (MMBtu/d)
January (closed)	$ 3.21	140,000
February (closed)	$ 3.13	190,000
March	$ 3.13	140,000
April and May	$ 2.68	290,000
June	$ 2.76	200,000
July through December	$ 3.26	100,000

- Crude Oil Price Swaps - Notional volumes of two thousand barrels of oil per day for the period March 2002 to December 2002 at an average price of $21.50 per barrel.

During 2001, 2000 and 1999, EOG recognized in natural gas and crude oil and condensate revenues hedge losses of $1 million, $17 million and $5 million, respectively, related to closed hedge positions.

Interest Rate Swap Agreements and Foreign Currency Contracts. At December 31, 2000, a subsidiary of EOG and EOG were parties to offsetting foreign currency and interest rate swap agreements with an aggregate notional principal amount of $210 million. Such swap agreements terminated in January 2001. Presently, EOG is not a party to any foreign currency or interest rate swap agreement.

The following table summarizes the estimated fair value of financial instruments and related transactions at December 31, 2001 and 2000 (in millions):

	2001		2000	
	Carrying Amount	Estimated Fair Value[1]	Carrying Amount	Estimated Fair Value[1]
Long-Term Debt[2]	$ 856.0	$ 838.3	$ 859.0	$ 831.1
NYMEX-Related Commodity Market Positions	19.2	19.2	(5.6)	(5.6)

(1) Estimated fair values have been determined by using available market data and valuation methodologies. Judgment is necessarily required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

(2) See Note 2 "Long-Term Debt."

Credit Risk. While notional contract amounts are used to express the magnitude of commodity price and interest rate swap agreements, the amounts potentially subject to credit risk, in the event of nonperformance by the other parties, are substantially smaller. EOG evaluates its exposure to all counterparties on an ongoing basis, including those arising from physical and financial transactions. In some instances EOG requires collateral from its counterparties to minimize any risk, and EOG is actively considering other means of reducing its exposure to individual companies. At December 31, 2001, approximately 11% of EOG's net accounts receivable balance related to natural gas, crude oil and condensate sales was due from a major utility company. The amount due from this utility company at December 31, 2000, which approximated 10% of the net accounts receivable balance, was collected during 2001. No other individual purchaser accounted for 10% or more of the net accounts receivable balance at December 31, 2001 and 2000. At December 31, 2001, EOG had an allowance for doubtful accounts of $20.1 million, of which $19.2 million is associated with the Enron Corp. bankruptcy.

13. Concentration of Credit Risk

Substantially all of EOG's accounts receivable at December 31, 2001 and 2000 result from crude oil and natural gas sales and/or joint interest billings to third party companies including foreign state-owned entities in the oil and gas industry. This concentration of customers and joint interest owners may impact EOG's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, EOG analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred on receivables by EOG have been immaterial except for those associated with the Enron bankruptcies.

14. Accounting for Certain Long-Lived Assets

Periodically, EOG reviews its oil and gas properties for impairment purposes by comparing the expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. During 2001 and 2000, such reviews indicated that unamortized capitalized costs of certain properties were higher than their expected undiscounted future cash flows due primarily to downward reserve revisions and lower natural gas and crude oil prices. As a result, EOG recorded in Impairments pre-tax charges of $39 million and $11 million, respectively, for 2001 and 2000 in the United States operating segment. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future net cash flows discounted using EOG risk-adjusted discount rate.

In 1999, as a result of the change to EOG's portfolio of assets brought about by the Share Exchange (see Note 4 "Transactions with Enron Corp."), EOG conducted a re-evaluation of its overall business. As a result of this re-evaluation, some of EOG's projects were no longer deemed central to its business. EOG recorded non-cash charges in connection with the impairment and/or EOG's decision to dispose of such projects of $133 million pre-tax ($89 million after-tax). In addition, EOG recorded charges of $15 million pre-tax ($10 million after-tax) pursuant to a change in EOG's strategy related to certain offshore operations in the second quarter and an impairment of various North America properties in the fourth quarter of 1999 to Impairments. In the United States operating segment, a pre-tax impairment charge of $85 million was recorded to Impairments. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future discounted net cash flows for such assets. In the Other operating segment, a pre-tax charge of $36 million was recorded to Impairments to fully write-off EOG's basis and a pre-tax charge of $19 million was recorded to other income (expense) - other, net for the estimated exit costs related to EOG's decision to dispose of certain international operations. Net loss for the Other operating segment operations for 1999, excluding these charges, was approximately $3 million.

15. Investment in Caribbean Nitrogen Company Limited

EOG, through a subsidiary, owns an approximate 16% equity interest in a Trinidadian company named Caribbean Nitrogen Company Limited ("CNCL"). The other shareholders in CNCL are subsidiaries of Ferrostall AG, Duke Energy, Halliburton and CL Financial Ltd. At December 31, 2001, investment in CNCL was approximately $12.7 million with the final equity payment of approximately $1.2 million due in the first quarter of 2002. CNCL is constructing an ammonia plant in Trinidad and is expected to commence production in 2002. At December 31, 2001, CNCL had a long-term debt balance of approximately $197 million, which is non-recourse to CNCL's shareholders. EOG will be liable for its share of any pre-completion deficiency funds loans to fund plant cost overruns up to $15 million, approximately $2.6 million of which is net to EOG's interest. EOG will also be liable for its share of any post-completion deficiency funds loans to fund the costs of operation, payment of principal and interest to the principal creditor and other cash deficiencies of CNCL up to $30 million, approximately $5 million of which is net to EOG's interest. The Shareholders' Agreement requires the consent of the holders of 90% or more of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOG is able to exercise significant influence over the operating and financial policies of CNCL and therefore, it accounts for the investment using the equity method.

(In Thousands Except Per Share Amounts Unless Otherwise Indicated)

Oil and Gas Producing Activities

The following disclosures are made in accordance with SFAS No. 69--"Disclosures about Oil and Gas Producing Activities":

Oil and Gas Reserves. Users of this information should be aware that the process of estimating quantities of "proved," "proved developed" and "proved undeveloped" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved reserves represent estimated quantities of natural gas, crude oil, condensate, and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

Proved developed reserves are proved reserves expected to be recovered, through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and EOG's estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause EOG's share of future production from Canadian reserves to be materially different from that presented.

As a result of the re-evaluation of EOG's portfolio of assets following the Share Exchange (see Note 4 "Transactions with Enron Corp."), on November 12, 1999 senior management proposed to the Board of Directors ("the Board") of EOG to defer the development of the Big Piney Madison deep Paleozoic formation methane reserves in Wyoming for the foreseeable future. The Board approved the recommendation. As a result, the 1.2 trillion cubic feet of methane reserves in the formation, which are located on acreage owned by EOG and held by production for the foreseeable future, and which were classified as proved undeveloped reserves at December 31, 1998, were removed as a revision during 1999. At December 31, 1998, these reserves represented approximately $100 million or 5% of EOG's Standardized Measure of Discounted Future Net Cash Flows as adjusted for the sale of the India and China reserves as a result of the Share Exchange. At December 31, 2001, EOG had no plan to develop these reserves for the foreseeable future.

Estimates of proved and proved developed reserves at December 31, 2001, 2000 and 1999 were based on studies performed by the engineering staff of EOG for reserves in the United States, Canada, Trinidad, India and China (see Note 4 to the Consolidated Financial Statements regarding operations transferred under the Share Exchange). Opinions by DeGolyer and MacNaughton ("D&M"), independent petroleum consultants, for the years ended December 31, 2001, 2000, and 1999 covered producing areas containing 71%, 49% and 52%, respectively, of proved reserves of EOG on a net-equivalent-cubic-feet-of-gas basis. D&M's opinions indicate that the estimates of proved reserves prepared by EOG's engineering staff for the properties reviewed by D&M, when compared in total on a net-equivalent-cubic-feet-of-gas basis, do not differ materially from the estimates prepared by D&M. Such estimates by D&M in the aggregate varied by not more than 5% from those prepared by the engineering staff of EOG. All reports by D&M were developed utilizing geological and engineering data provided by EOG.

No major discovery or other favorable or adverse event subsequent to December 31, 2001 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

The following table sets forth EOG's net proved and proved developed reserves at December 31 for each of the four years in the period ended December 31, 2001, and the changes in the net proved reserves for each of the three years in the period then ended as estimated by the engineering staff of EOG.

Net Proved and Proved Developed Reserve Summary

	United States	Canada	Trinidad	SUBTOTAL	India[1]	Other[2]	TOTAL
Natural Gas (Bcf)							
Net proved reserves at December 31, 1998	2,853.4[3]	464.2	976.4	4,294.0	824.6	110.3	5,228.9
Revisions of previous estimates	(1,199.1)[4]	(1.3)	4.5	(1,195.9)	-	-	(1,195.9)
Purchases in place	108.5	34.0	-	142.5	-	-	142.5
Extensions, discoveries and other additions	208.2	69.8	51.0	329.0	-	-	329.0
Sales in place[1]	(70.9)	(1.4)	-	(72.3)	(807.9)	(110.3)	(990.5)
Production	(242.9)	(41.8)	(37.3)	(322.0)	(16.7)	-	(338.7)
Net proved reserves at December 31, 1999	1,657.2	523.5	994.6	3,175.3	-	-	3,175.3
Revisions of previous estimates	47.2	6.4	(0.4)	53.2	-	-	53.2
Purchases in place	188.8	39.4	-	228.2	-	-	228.2
Extensions, discoveries and other additions	255.4	23.8	65.1	344.3	-	-	344.3
Sales in place	(84.2)	(0.1)	-	(84.3)	-	-	(84.3)
Production	(243.0)	(47.3)	(45.8)	(336.1)	-	-	(336.1)
Net proved reserves at December 31, 2000	1,821.4	545.7	1,013.5	3,380.6	-	-	3,380.6
Revisions of previous estimates	15.0	(26.8)	(121.6)	(133.4)	-	-	(133.4)
Purchases in place	66.1	111.5	-	177.6	-	-	177.6
Extensions, discoveries and other additions	358.3	59.7	295.2	713.2	-	-	713.2
Sales in place	(1.0)	-	-	(1.0)	-	-	(1.0)
Production	(252.5)	(46.0)	(42.0)	(340.5)	-	-	(340.5)
Net proved reserves at December 31, 2001	2,007.3	644.1	1,145.1[5]	3,796.5	-	-	3,796.5
Liquids (MBbl)							
Net proved reserves at December 31, 1998	36,827	7,592	16,204	60,623	42,785	1,162	104,570
Revisions of previous estimates	5,085	117	(72)	5,130	-	-	5,130
Purchases in place	2,753	39	-	2,792	-	-	2,792
Extensions, discoveries and other additions	9,520	2,416	509	12,445	-	-	12,445
Sales in place[1]	(121)	(37)	-	(158)	(41,306)	(1,162)	(42,626)
Production	(6,217)	(1,231)	(878)	(8,326)	(1,479)	-	(9,805)
Net proved reserves at December 31, 1999	47,847	8,896	15,763	72,506	-	-	72,506
Revisions of previous estimates	(1,951)	46	28	(1,877)	-	-	(1,877)
Purchases in place	3,948	-	-	3,948	-	-	3,948
Extensions, discoveries and other additions	12,433	404	738	13,575	-	-	13,575
Sales in place	(484)	(2,474)	-	(2,958)	-	-	(2,958)
Production	(9,780)	(1,055)	(957)	(11,792)	-	-	(11,792)
Net proved reserves at December 31, 2000	52,013	5,817	15,572	73,402	-	-	73,402
Revisions of previous estimates	(3,111)	1,294	(3,691)	(5,508)	-	-	(5,508)
Purchases in place	586	35	-	621	-	-	621
Extensions, discoveries and other additions	12,380	361	1,967	14,708	-	-	14,708
Sales in place	(192)	(35)	-	(227)	-	-	(227)
Production	(9,293)	(820)	(749)	(10,862)	-	-	(10,862)
Net proved reserves at December 31, 2001	52,383	6,652	13,099[5]	72,134	-	-	72,134

	United States	Canada	Trinidad	SUBTOTAL	India[1]	Other[2]	TOTAL
Bcf Equivalent (Bcfe)							
Net proved reserves at December 31, 1998	3,074.5[3]	509.7	1,073.6	4,657.8	1,081.3	117.2	5,856.3
Revisions of previous estimates	(1,168.8)[4]	(0.6)	4.1	(1,165.3)	-	-	(1,165.3)
Purchases in place	125.1	34.3	-	159.4	-	-	159.4
Extensions, discoveries and other additions	265.3	84.3	54.0	403.6	-	-	403.6
Sales in place[1]	(71.6)	(1.6)	-	(73.2)	(1,055.7)	(117.2)	(1,246.1)
Production	(280.2)	(49.2)	(42.5)	(371.9)	(25.6)	-	(397.5)
Net proved reserves at December 31, 1999	1,944.3	576.9	1,089.2	3,610.4	-	-	3,610.4
Revisions of previous estimates	35.5	6.8	(0.2)	42.1	-	-	42.1
Purchases in place	212.5	39.4	-	251.9	-	-	251.9
Extensions, discoveries and other additions	330.0	26.2	69.5	425.7	-	-	425.7
Sales in place	(87.1)	(15.0)	-	(102.1)	-	-	(102.1)
Production	(301.7)	(53.7)	(51.6)	(407.0)	-	-	(407.0)
Net proved reserves at December 31, 2000	2,133.5	580.6	1,106.9	3,821.0	-	-	3,821.0
Revisions of previous estimates	**(3.7)**	**(19.1)**	**(143.7)**	**(166.5)**	**-**	**-**	**(166.5)**
Purchases in place	**69.7**	**111.6**	**-**	**181.3**	**-**	**-**	**181.3**
Extensions, discoveries and other additions	**432.5**	**62.0**	**307.0**	**801.5**	**-**	**-**	**801.5**
Sales in place	**(2.2)**	**(0.2)**	**-**	**(2.4)**	**-**	**-**	**(2.4)**
Production	**(308.2)**	**(50.9)**	**(46.5)**	**(405.6)**	**-**	**-**	**(405.6)**
Net proved reserves at December 31, 2001	**2,321.6**	**684.0**	**1,223.7**[5]	**4,229.3**	**-**	**-**	**4,229.3**

	United States	Canada	Trinidad	SUBTOTAL	India[1]	TOTAL
Net proved developed reserves at						
Natural Gas (Bcf)						
December 31, 1998	1,429.7	387.4	283.0	2,100.1	407.4	2,507.5
December 31, 1999	1,446.5	451.1	250.2	2,147.8	-	2,147.8
December 31, 2000	1,498.6	479.4	207.0	2,185.0	-	2,185.0
December 31, 2001	**1,588.4**	**587.6**	**620.6**[6]	**2,796.6**	**-**	**2,796.6**
Liquids (MBbl)						
December 31, 1998	33,045	7,465	4,782	45,292	33,472	78,764
December 31, 1999	41,717	7,041	3,833	52,591	-	52,591
December 31, 2000	42,132	5,695	2,967	50,794	-	50,794
December 31, 2001	**41,205**	**6,532**	**8,435**[6]	**56,172**	**-**	**56,172**
Bcf Equivalents (Bcfe)						
December 31, 1998	1,628.0	432.1	311.7	2,371.8	608.2	2,980.0
December 31, 1999	1,696.8	493.3	273.2	2,463.3	-	2,463.3
December 31, 2000	1,751.4	513.6	224.8	2,489.8	-	2,489.8
December 31, 2001	**1,835.7**	**626.8**	**671.1**[6]	**3,133.6**	**-**	**3,133.6**

(1) See Note 4 "Transactions with Enron Corp."

(2) Other includes China operations only. See Note 4 "Transactions with Enron Corp."

(3) Includes 1,180 Bcf of proved undeveloped methane reserves contained, along with high concentrations of carbon dioxide and other gases, in deep Paleozoic (Madison) formations in the Big Piney area of Wyoming.

(4) Includes reduction of the 1,180 Bcf of proved undeveloped methane reserves mentioned in (3) as a result of EOG's decision to defer the development of the Big Piney Madison deep Paleozoic formation methane reserves in Wyoming for the foreseeable future.

(5) Includes net proved reserves of 263.5 Bcf, 2,031 MBbl or 275.7 Bcfe, as applicable, from the SECC Block beyond the concession term. EOG believes that such concession term will be extended by the Trinidadian government as a matter of course.

(6) Includes net proved developed reserves of 4.3 Bcf, 50 MBbl or 4.6 Bcfe, as applicable, from the SECC Block beyond the concession term. EOG believes that such concession term will be extended by the Trinidadian government as a matter of course.

Capitalized Costs Relating to Oil and Gas Producing Activities. The following table sets forth the capitalized costs relating to EOG's natural gas and crude oil producing activities at December 31, 2001 and 2000:

	2001	2000
Proved Properties	$ 5,847,053	$ 4,966,667
Unproved Properties	218,550	156,061
Total	6,065,603	5,122,728
Accumulated depreciation, depletion and amortization	(3,009,693)	(2,597,721)
Net capitalized costs	$ 3,055,910	$ 2,525,007

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities. The acquisition, exploration and development costs disclosed in the following tables are in accordance with definitions in SFAS No. 19--"Financial Accounting and Reporting by Oil and Gas Producing Companies."

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire property.

Exploration costs include exploration expenses, additions to exploration wells including those in progress, and depreciation of support equipment used in exploration activities.

Development costs include additions to production facilities and equipment, additions to development wells including those in progress and depreciation of support equipment and related facilities used in development activities.

The following tables set forth costs incurred related to EOG's oil and gas activities for the years ended December 31:

	United States	Canada	Trinidad	Other	SUBTOTAL	India[1]	China[1]	TOTAL
2001								
Acquisition Costs of Properties								
Unproved	$ 69,308	$ 6,967	$ -	$ -	$ 76,275	$ -	$ -	$ 76,275
Proved	95,646	72,660	-	-	168,306	-	-	168,306
Subtotal	164,954	79,627	-	-	244,581	-	-	244,581
Exploration Costs	163,602	16,708	13,695	8,739	202,744	-	-	202,744
Development Costs	512,175	92,374	60,969	-	665,518	-	-	665,518
Subtotal	840,731	188,709	74,664	8,739	1,112,843	-	-	1,112,843
Deferred Income Taxes	19,411	30,845	-	-	50,256	-	-	50,256
Total	$ 860,142	$ 219,554	$ 74,664	$ 8,739	$ 1,163,099	$ -	$ -	$ 1,163,099
2000								
Acquisition Costs of Properties								
Unproved	$ 45,456	$ 5,741	$ -	$ -	$ 51,197	$ -	$ -	$ 51,197
Proved	88,473	13,965	-	-	102,438	-	-	102,438
Subtotal	133,929	19,706	-	-	153,635	-	-	153,635
Exploration Costs	98,654	9,711	10,849	3,581	122,795	-	-	122,795
Development Costs	335,053	46,000	29,688	-	410,741	-	-	410,741
Subtotal	567,636	75,417	40,537	3,581	687,171	-	-	687,171
Deferred Income Taxes	18,744	3,685	-	-	22,429	-	-	22,429
Total	$ 586,380	$ 79,102	$ 40,537	$ 3,581	$ 709,600	$ -	$ -	$ 709,600
1999								
Acquisition Costs of Properties								
Unproved	$ 18,964	$ 2,276	$ -	$ -	$ 21,240	$ -	$ -	$ 21,240
Proved	22,092	20,838	-	-	42,930	-	-	42,930
Subtotal	41,056	23,114	-	-	64,170	-	-	64,170
Exploration Costs	65,070	6,516	8,425	4,350	84,361	1,083	1,014	86,458
Development Costs	234,900	39,544	4,801	20	279,265	23,281	7,942	310,488
Subtotal	341,026	69,174	13,226	4,370	427,796	24,364	8,956	461,116
Deferred Income Taxes	-	-	-	-	-	-	-	-
Total	$ 341,026	$ 69,174	$ 13,226	$ 4,370	$ 427,796	$ 24,364	$ 8,956	$ 461,116

(1) See Note 4 "Transactions with Enron Corp."

Results of Operations for Oil and Gas Producing Activities[1]. The following tables set forth results of operations for oil and gas producing activities for the years ended December 31:

	United States	Canada	Trinidad	SUBTOTAL	India[2]	Other[3]	TOTAL
2001							
Natural Gas, Crude Oil and Condensate Revenues	$ 1,295,894	$ 191,096	$ 69,141	$ 1,556,131	$ -	$ 72	$ 1,556,203
Gains (Losses) on Sales of Reserves and Related Assets and Other, Net	811	123	-	934	-	-	934
Total	1,296,705	191,219	69,141	1,557,065	-	72	1,557,137
Exploration Expenses, including Dry Hole	113,419	12,596	6,405	132,420	-	6,407	138,827
Production Costs	219,504	34,426	10,308	264,238	-	49	264,287
Impairments	76,801	2,355	-	79,156	-	-	79,156
Depreciation, Depletion and Amortization	348,397	31,821	12,031	392,249	-	9	392,258
Income (Loss) before Income Taxes	538,584	110,021	40,397	689,002	-	(6,393)	682,609
Income Tax Provision (Benefit)	198,243	32,663	22,218	253,124	-	(2,238)	250,886
Results of Operations	$ 340,341	$ 77,358	$ 18,179	$ 435,878	$ -	$ (4,155)	$ 431,723
2000							
Natural Gas, Crude Oil and Condensate Revenues	$ 1,215,051	$ 183,989	$ 82,431	$ 1,481,471	$ -	$ 59	$ 1,481,530
Gains (Losses) on Sales of Reserves and Related Assets and Other, Net	9,262	103	-	9,365	-	-	9,365
Total	1,224,313	184,092	82,431	1,490,836	-	59	1,490,895
Exploration Expenses, including Dry Hole	72,000	4,881	7,314	84,195	-	337	84,532
Production Costs	181,266	31,784	15,669	228,719	-	129	228,848
Impairments	39,775	6,703	-	46,478	-	-	46,478
Depreciation, Depletion and Amortization	310,612	34,621	13,959	359,192	-	2	359,194
Income (Loss) before Income Taxes	620,660	106,103	45,489	772,252	-	(409)	771,843
Income Tax Provision (Benefit)	226,657	41,274	25,019	292,950	-	(143)	292,807
Results of Operations	$ 394,003	$ 64,829	$ 20,470	$ 479,302	$ -	$ (266)	$ 479,036
1999							
Natural Gas, Crude Oil and Condensate Revenues	$ 629,435	$ 96,781	$ 62,689	$ 788,905	$ 53,897	$ 40	$ 842,842
Gains (Losses) on Sales of Reserves and Related Assets and Other, Net	6,152	1,036	-	7,188	-	(7,931)	(743)
Total	635,587	97,817	62,689	796,093	53,897	(7,891)	842,099
Exploration Expenses, including Dry Hole	49,181	5,122	5,865	60,168	1,083	3,415	64,666
Production Costs	129,868	24,698	8,322	162,888	13,413	2,333	178,634
Impairments	121,933	2,480	-	124,413	-	37,404	161,817
Depreciation, Depletion and Amortization	279,054	29,570	12,787	321,411	7,223	1,034	329,668
Income (Loss) before Income Taxes	55,551	35,947	35,715	127,213	32,178	(52,077)	107,314
Income Tax Provision (Benefit)	14,605	12,259	19,643	46,507	15,445	(18,227)	43,725
Results of Operations	$ 40,946	$ 23,688	$ 16,072	$ 80,706	$ 16,733	$ (33,850)	$ 63,589

(1) Excludes mark-to-market gains or losses on commodity derivative contracts, interest charges and general corporate expenses for each of the three years in the period ended December 31, 2001.

(2) See Note 4 "Transactions with Enron Corp."

(3) Other includes China (in 1999) and other international operations. See Note 4 "Transactions with Enron Corp."

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves. The following information has been developed utilizing procedures prescribed by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the engineering staff of EOG. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating EOG or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of EOG.

The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The following table sets forth the standardized measure of discounted future net cash flows from projected production of EOG's crude oil and natural gas reserves for the years ended December 31:

	United States	Canada	Trinidad	TOTAL
2001				
Future cash inflows	$ 5,677,824	$ 1,490,552	$ 1,472,197	$ 8,640,573
Future production costs	(1,528,474)	(371,124)	(335,395)	(2,234,993)
Future development costs	(387,048)	(31,232)	(110,331)	(528,611)
Future net cash flows before income taxes	3,762,302	1,088,196	1,026,471	5,876,969
Future income taxes	(930,505)	(295,739)	(265,709)	(1,491,953)
Future net cash flows	2,831,797	792,457	760,762	4,385,016
Discount to present value at 10% annual rate	(1,121,771)	(321,980)	(413,876)	(1,857,627)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves[1]	$ 1,710,026	$ 470,477	$ 346,886	$ 2,527,389
2000				
Future cash inflows	$ 18,500,822	$ 4,704,243	$ 1,860,366	$ 25,065,431
Future production costs	(2,766,579)	(389,819)	(668,549)	(3,824,947)
Future development costs	(279,407)	(44,011)	(194,741)	(518,159)
Future net cash flows before income taxes	15,454,836	4,270,413	997,076	20,722,325
Future income taxes	(5,074,986)	(1,451,776)	(230,712)	(6,757,474)
Future net cash flows	10,379,850	2,818,637	766,364	13,964,851
Discount to present value at 10% annual rate	(4,368,717)	(1,304,886)	(377,811)	(6,051,414)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 6,011,133	$ 1,513,751	$ 388,553	$ 7,913,437
1999				
Future cash inflows	$ 4,653,014	$ 1,159,024	$ 1,455,951	$ 7,267,989
Future production costs	(1,277,485)	(300,332)	(486,902)	(2,064,719)
Future development costs	(175,039)	(46,966)	(158,778)	(380,783)
Future net cash flows before income taxes	3,200,490	811,726	810,271	4,822,487
Future income taxes	(630,876)	(226,118)	(253,373)	(1,110,367)
Future net cash flows	2,569,614	585,608	556,898	3,712,120
Discount to present value at 10% annual rate	(842,382)	(207,717)	(267,965)	(1,318,064)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 1,727,232	$ 377,891	$ 288,933	$ 2,394,056

(1) Natural gas prices have declined since December 31, 2001; consequently, the discounted future net cash flows would be reduced if the standardized measure was calculated in the first quarter of 2002.

Changes in Standardized Measure of Discounted Future Net Cash Flows. The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for each of the three years in the period ended December 31, 2001.

	United States	Canada	Trinidad	SUBTOTAL	India[1]	Other[2]	TOTAL
December 31, 1998	$ 1,570,547[3]	$ 306,318	$ 237,795	$ 2,114,660	$ 386,293	$ 19,961	$ 2,520,914
Sales and transfers of oil and gas produced,net of production costs	(520,961)	(73,044)	(47,578)	(641,583)	(40,484)	2,334	(679,733)
Net changes in prices and production costs	265,946	77,195	76,381	419,522	-	-	419,522
Extensions, discoveries, additions and improved recovery net of related costs	310,470	68,396	8,523	387,389	-	-	387,389
Development costs incurred	42,500	16,100	-	58,600	23,820	8,010	90,430
Revisions of estimated development costs	133,741	687	8,178	142,606	-	-	142,606
Revisions of previous quantity estimates	(163,423)[4]	(505)	2,051	(161,877)	-	-	(161,877)
Accretion of discount	171,588	33,815	37,790	243,193	-	-	243,193
Net change in income taxes	(27,883)	(79,397)	(22,874)	(130,154)	-	-	(130,154)
Purchases of reserves in place	102,086	18,769	-	120,855	-	-	120,855
Sales of reserves in place	(81,607)	(1,276)	-	(82,883)	(369,629)	(30,305)	(482,817)
Changes in timing and other	(75,772)	10,833	(11,333)	(76,272)	-	-	(76,272)
December 31, 1999	1,727,232	377,891	288,933	2,394,056	-	-	2,394,056
Sales and transfers of oil and gas produced, net of production costs	(1,048,804)	(152,602)	(66,761)	(1,268,167)	-	-	(1,268,167)
Net changes in prices and production costs	5,459,629	1,850,021	153,961	7,463,611	-	-	7,463,611
Extensions, discoveries, additions and improved recovery net of related costs	1,502,377	94,379	20,544	1,617,300	-	-	1,617,300
Development costs incurred	77,000	24,100	29,600	130,700	-	-	130,700
Revisions of estimated development costs	(19,055)	39	(39,590)	(58,606)	-	-	(58,606)
Revisions of previous quantity estimates	153,862	30,376	(129)	184,109	-	-	184,109
Accretion of discount	190,045	48,912	45,192	284,149	-	-	284,149
Net change in income taxes	(2,436,834)	(606,556)	8,566	(3,034,824)	-	-	(3,034,824)
Purchases of reserves in place	671,604	136,138	-	807,742	-	-	807,742
Sales of reserves in place	(331,960)	(22,454)	-	(354,414)	-	-	(354,414)
Changes in timing and other	66,037	(266,493)	(51,763)	(252,219)	-	-	(252,219)
December 31, 2000	6,011,133	1,513,751	388,553	7,913,437	-	-	7,913,437
Sales and transfers of oil and gas produced, net of production costs	(1,060,926)	(156,787)	(58,832)	(1,276,545)	-	-	(1,276,545)
Net changes in prices and production costs	(6,400,910)	(1,822,229)	(194,995)	(8,418,134)	-	-	(8,418,134)
Extensions, discoveries, additions and improved recovery net of related costs	347,088	48,271	114,871	510,230	-	-	510,230
Development costs incurred	101,900	27,500	71,088	200,488	-	-	200,488
Revisions of estimated development cost	(5,296)	2,931	10,947	8,582	-	-	8,582
Revisions of previous quantity estimates	(3,563)	(12,536)	47,418	31,319	-	-	31,319
Accretion of discount	862,118	223,154	54,297	1,139,569	-	-	1,139,569
Net change in income taxes	2,313,068	592,322	15,087	2,920,477	-	-	2,920,477
Purchases of reserves in place	35,686	78,790	-	114,476	-	-	114,476
Sales of reserves in place	(6,165)	(303)	-	(6,468)	-	-	(6,468)
Changes in timing and other	(484,107)	(24,387)	(101,548)	(610,042)	-	-	(610,042)
December 31, 2001	$ 1,710,026	$ 470,477	$ 346,886[5]	$ 2,527,389	$ -	$ -	$ 2,527,389

(1) See Note 4 "Transactions with Enron Corp."

(2) Other includes China operations only. See Note 4 "Transactions with Enron Corp."

(3) Includes approximately $100,284 in 1998 related to the reserves in the Big Piney deep Paleozoic formations.

(4) Includes reserves reduction of approximately $172,057, discounted before income taxes, related to the reserves in the Big Piney deep Paleozoic formations.

(5) Includes cash flows of $34.1 million from proved reserves of 275.7 Bcfe from the SECC Block beyond the concession term. EOG believes that such concession term will be extended by the Trinidadian government as a matter of course.

Unaudited Quarterly Financial Information

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2001				
Net Operating Revenues	$ 597,253	$ 466,048	$ 354,172	$ 237,414
Operating Income (Loss)	$ 354,024	$ 234,239	$ 123,947	$ (37,658)
Income (Loss) before Income Taxes	$ 340,096	$ 224,865	$ 114,977	$ (48,493)
Income Tax Provision (Benefit)	124,849	88,662	43,014	(23,696)
Net Income (Loss)	215,247	136,203	71,963	(24,797)
Preferred Stock Dividends	2,721	2,757	2,759	2,757
Net Income (Loss) Available to Common	$ 212,526	$ 133,446	$ 69,204	$ (27,554)
Net Income (Loss) per Share Available to Common				
Basic[1]	$ 1.83	$ 1.15	$ 0.60	$ (0.24)
Diluted[1]	$ 1.79	$ 1.13	$ 0.59	$ (0.24)
Average Number of Common Shares				
Basic	116,384	115,870	115,692	115,115
Diluted	118,952	118,047	117,141	115,115
2000				
Net Operating Revenues	$ 259,897	$ 322,725	$ 402,152	$ 505,121
Operating Income	$ 80,210	$ 139,235	$ 203,658	$ 273,760
Income before Income Taxes	$ 65,659	$ 124,417	$ 188,943	$ 254,538
Income Tax Provision	24,169	46,900	72,466	93,091
Net Income	41,490	77,517	116,477	161,447
Preferred Stock Dividends	2,654	2,860	2,755	2,759
Net Income Available to Common	$ 38,836	$ 74,657	$ 113,722	$ 158,688
Net Income per Share Available to Common				
Basic[1]	$ 0.33	$ 0.64	$ 0.98	$ 1.36
Diluted[1]	$ 0.33	$ 0.63	$ 0.95	$ 1.33
Average Number of Common Shares				
Basic	117,827	116,666	116,559	116,684
Diluted	118,273	119,179	119,262	119,582

(1) The sum of quarterly net income per share available to common may not agree with total year net income per share available to common as each quarterly computation is based on the weighted average of common shares outstanding.

Selected Financial Data

(In Thousands, Except Per Share Amounts)	Year Ended December 31, 2001	2000	1999	1998	1997
Statement of Income Data:					
Net operating revenues	$1,654,887	$ 1,489,895	$ 842,099	$ 808,252	$ 820,451
Operating expenses					
Lease and well	175,446	140,915	132,233	137,932	133,014
Exploration costs	67,467	67,196	52,773	65,940	57,696
Dry hole costs	71,360	17,337	11,893	22,751	17,303
Impairments	79,156	46,478	161,817[1]	32,904	34,542
Depreciation, depletion and amortization	392,399	359,265	329,668	314,278	270,850
General and administrative	79,963	66,932	82,857	69,010	54,415
Taxes other than income	95,333	94,909	52,670	51,776	59,856
Charges associated with Enron bankruptcy	19,211	-	-	-	-
Total	980,335	793,032	823,911	694,591	627,676
Operating Income	674,552	696,863	18,188	113,661	192,775
Other income (expense), net	2,003	(2,300)	611,343[2]	(4,800)	(1,588)
Interest expense (net of interest capitalized)	45,110	61,006	61,819	48,579	27,717
Income before income taxes	631,445	633,557	567,712	60,282	163,470
Income tax provision (benefit)[3]	232,829	236,626	(1,382)	4,111[4]	41,500[5]
Net income	398,616	396,931	569,094	56,171	121,970
Preferred stock dividends	10,994	11,028	535	-	-
Net income available to common	$ 387,622	$ 385,903	$ 568,559	$ 56,171	$ 121,970
Net income per share available to common					
Basic	$ 3.35	$ 3.30	$ 4.04	$ 0.36	$ 0.78
Diluted	$ 3.30	$ 3.24	$ 4.01	$ 0.36	$ 0.77
Average number of common shares					
Basic	115,765	116,934	140,648	154,002	157,092
Diluted	117,488	119,102	141,627	154,573	157,663

(In Thousands)	At December 31, 2001	2000	1999	1998	1997
Balance Sheet Data:					
Oil and gas properties - net	$3,055,910	$ 2,525,007	$ 2,334,928	$ 2,676,363	$ 2,387,207
Total assets	3,414,044	3,001,253	2,610,793	3,018,095	2,723,355
Long-term debt					
Third Party	855,969	859,000	990,306	942,779	548,775
Affiliate	-	-	-	200,000	192,500
Deferred revenue	-	-	-	4,198	39,918
Shareholders' equity	1,642,686	1,380,925	1,129,611	1,280,304	1,281,049

(1) Includes $133 million non-cash charges in connection with impairments and/or EOG's decision to dispose of projects no longer deemed central to its business.

(2) Includes a $575 million tax-free gain on the share exchange transactions (See Note 4 of Notes to Consolidated Financial Statements).

(3) Includes benefits of approximately $8 million, $12 million and $12 million in 1999, 1998 and 1997, respectively, relating to tight gas sands federal income tax credits.

(4) Includes a benefit of $2 million related to the final audit assessments of India taxes for certain prior years, a benefit of $3.8 million related to reduced deferred franchise taxes, and $3.5 million related to cumulative Venezuela deferred tax benefits.

(5) Includes a benefit of $15 million primarily associated with the refiling of certain Canadian tax returns and the sale of certain international assets and subsidiaries.

Quarterly Stock Data and Related Shareholder Matters

The following table sets forth, for the periods indicated, the high and low sales prices per share for the common stock of EOG, as reported on the New York Stock Exchange Composite Tape, and the amount of cash dividends declared per share.

	Price Range		Cash
	High	Low	Dividends
2000			
First Quarter	$ 24.06	$ 13.69	$ 0.030
Second Quarter	34.88	21.75	0.035
Third Quarter	40.88	26.69	0.035
Fourth Quarter	56.69	35.31	0.035
2001			
First Quarter	$ 55.50	$ 39.30	$ 0.035
Second Quarter	49.86	34.91	0.040
Third Quarter	36.99	25.80	0.040
Fourth Quarter	39.66	27.65	0.040

As of March 11, 2002, there were approximately 370 record holders of EOG's common stock, including individual participants in security position listings. There are an estimated 57,700 beneficial owners of EOG's common stock, including shares held in street name.

EOG currently intends to continue to pay quarterly cash dividends on its outstanding shares of common stock. However, the determination of the amount of future cash dividends, if any, to be declared and paid will depend upon, among other things, the financial condition, funds from operations, level of exploration, exploitation and development expenditure opportunities and future business prospects of EOG.

Glossary Of Terms

Bcf	Billion cubic feet
Bcfe	Billion cubic feet equivalent
Bbls/d	Barrels per day
CEO	Chief Executive Officer
Division	Generic term for regional EOG office and/or subsidiary(ies)
$/Bbl	Dollars per barrel
$/Mcf	Dollars per thousand cubic feet
$MMBtu/d	Dollars per million British thermal units per day
E&P	Exploration and production
MBbl	Thousand barrels
MBbls/d	Thousand barrels per day
Mcf	Thousand cubic feet
Mcfe	Thousand cubic feet equivalent
Mcf/d	Thousand cubic feet per day
MMBbl	Million barrels
MMBtu	Million British thermal units
MMBtu/d	Million British thermal units per day
MMcf	Million cubic feet
MMcfe	Million cubic feet equivalent
MMcf/d	Million cubic feet per day
MMcfe/d	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
SECC	South East Coast Consortium (Trinidad)

Officers and Directors

Directors

George A. Alcorn[1]
Houston, Texas
President, Alcorn Exploration, Inc.

Mark G. Papa
Chairman and CEO
EOG Resources, Inc.

Edward Randall, III[2]
Houston, Texas
Investments

Edmund P. Segner, III
President and Chief of Staff
EOG Resources, Inc.

Donald F. Textor[3]
Locust Valley, New York
Former Partner/Managing Director
Goldman Sachs

Frank G. Wisner[4]
New York, New York
Vice Chairman
American International Group, Inc. and former Ambassador to India, Philippines, Egypt and Zambia

Executive Committee

Mark G. Papa
Chairman and CEO

Edmund P. Segner, III
President and Chief of Staff

Loren M. Leiker
Executive Vice President,
Exploration and Development

Gary L. Thomas
Executive Vice President,
North America Operations

Barry Hunsaker, Jr.
Senior Vice President and General Counsel

Sandeep Bhakhri
Vice President and Chief Information Officer

Officers
(including key subsidiaries)

Lewis Chandler, Jr.
Senior Vice President, Law

Lawrence E. Fenwick
Senior Vice President and General Manager, EOG Resources Canada Inc.

William R. Thomas
Senior Vice President and General Manager, Midland, Texas

William E. Albrecht
Vice President, Acquisitions and Engineering

Maire A. Baldwin
Vice President, Investor Relations

Ben B. Boyd
Vice President, Finance and Accounting, EOG Resources International, Inc.

James R. Breimayer
Vice President and General Manager, Tyler Division

Steven B. Coleman
Vice President and General Manager, Oklahoma City Division

Gerald R. Colley
Vice President and General Manager, International Division
President, EOG Resources International, Inc.

Phil C. DeLozier
Vice President, Business Development

Kurt Doerr
Vice President and General Manager, Denver Division

Timothy K. Driggers
Vice President, Accounting and Land Administration

Patricia L. Edwards
Vice President, Human Resources, Administration and Corporate Secretary

Robert K. Garrison
Vice President and General Manager, Corpus Christi Division

Kevin S. Hanzel
Vice President, Audit

Andrew N. Hoyle
Vice President, Marketing and Regulatory Affairs

Lindell L. Looger
Vice President and General Manager, EOG Resources Trinidad Ltd.

David R. Looney
Vice President, Finance

Richard A. Ott
Vice President, Tax

Earl J. Ritchie, Jr.
Vice President and General Manager, Offshore Division

Gary L. Smith
Vice President and General Manager, Pittsburgh Division

Ann D. Janssen
Treasurer

(1) Chairman, Nominating Committee; Member, Audit, Compensation and International Strategy Committees
(2) Chairman, Compensation Committee; Member, Audit, International Strategy and Nominating Committees
(3) Chairman, Audit Committee; Member, Compensation, International Strategy and Nominating Committees
(4) Chairman, International Strategy Committee; Member, Audit, Compensation and Nominating Committees

Shareholder Information

Corporate Headquarters
333 Clay Street, Suite 4200
Houston, Texas 77002
P.O. Box 4362
Houston, Texas 77210-4362
(713) 651-7000
Toll Free: (877) 363-EOGR
www.eogresources.com

Common Stock Exchange Listing:
New York Stock Exchange
Ticker Symbol: EOG
Common Stock Outstanding at
December 31, 2001: 115,451,618

Principal Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Toll Free: (800) 519-3111
Outside U.S.: (201) 324-1225
www.equiserve.com
Hearing Impaired: TDD (201) 222-4955

Additional Information
The Annual Meeting of Shareholders will be held at 2 p.m. CDT in the La Salle "A" Room of the Doubletree Hotel, 400 Dallas Street, Houston, Texas 77002 on Tuesday, May 7, 2002. Information with respect to this meeting is contained in the Proxy Statement sent with this Annual Report to holders of record of EOG Resources, Inc. Common Stock. The Annual Report is not to be considered a part of the proxy soliciting material.

Additional copies of the Annual Report and the Form 10-K are available upon request by calling (877) 363-EOGR or through the EOG Resources website at www.eogresources.com. Quarterly earnings press release information and SEC filings also can be accessed through the website.

Financial analysts and investors who need additional information should visit the EOG website, www.eogresources.com, or contact Investor Relations at (713) 651-7000.


eog resources

333 Clay Street, Suite 4200
Houston, Texas 77002

P.O. Box 4362
Houston, Texas 77210-4362
(713) 651-7000
www.eogresources.com